The EXPERIENCE you want • The SERVICE you expect • The VALUE you deserve

2007 Annual Report







Beacon Roofing Supply, Inc.



employees in 35 states and three Canadian provinces.

BEACON
A COMMITMENT TO SERVICE & QUALITY

North Coast

QUALITY

The Roof Center Inc

BEST DISTRIBUTING CO.

SISSIPPI G SUPPLY, INC.

BSA Building Systems Atlanta

Southern Roof Center

JGA

Highlights

1984	Former Beacon Chairman Andrew Logie acquires Beacon Sales Company with other investors when it operates three branches and generates $16 million in annual revenue.
1987	Code Hennessy & Simmons LLC, a Chicago-based private equity fund, and certain members of management purchase Beacon Sales Company and create Beacon Roofing Supply, Inc.
2001	Beacon surpasses $224 million in annual revenue.
2003	Beacon appoints Robert R. Buck as its new President and Chief Executive Officer.
2004	Beacon Roofing Supply, Inc. (BECN) stock is offered to the public at $8.67 per share. Trading commences on the Nasdaq National Market. Beacon surpasses $650 million in annual revenue.
2005	Beacon is named by the *Boston Globe* as one of the leading performers in the Massachusetts IPO class of 2004. Beacon surpasses $850 million in annual revenue. Beacon has a secondary offering of 2 million shares of stock.
2006	Beacon is ranked #10 among the top residential construction suppliers in the country by *ProSales Magazine*. Beacon has a three-for-two stock split and becomes a member of the Nasdaq Global Select Market. Beacon surpasses $1.5 billion in annual revenue.
2007	Beacon has over $1.6 billion in revenue and over $1 billion in assets and obtains a $500 million credit facility.

or merge with a large firm. His partner of choice was Code Hennessy & Simmons LLC, a private equity firm from Chicago. In 1998, Beacon embarked on a major program to acquire other successful distributors that enjoyed good relationships with contractors.

Preceded by its reputation, Beacon was usually the sole preferred buyer when a regional distributorship became available for acquisition. As Beacon acquired local companies, often one of the first questions asked was, "Are you going to change our name?" Beacon's reply was,"No, you're proud of your company's name. Your customers respect your name." For Beacon, retaining local business identities is a key ingredient in encouraging local entrepreneurship and keeping talented, ambitious employees.

By 2003, Beacon had surpassed $500 million dollars in revenues and was poised for another new beginning. Early in fiscal 2004, Robert R. Buck joined the company as president and CEO. Bob Buck came from Cintas Corporation where he was president of the Uniform Rental Division. Under his stewardship, that division's annual sales increased over 300 percent, from $600 million to $2.5 billion. Bob Buck spent over 20 years at Cintas. In 1983, he oversaw Cintas's initial public offering.

Bob Buck first traveled the U.S. and Canada, visiting branches and meeting Beacon's managers and employees. As a result, he was able to articulate Beacon's enduring personal and business values, ensuring an understanding and legacy of how and why its people would be the foundation for Beacon's continued growth and success. He shared these collected values with all employees and developed "Best Environment" materials for use in each Beacon workplace.

To reach its goal of industry leadership, Beacon needed to tap the equity market, so the company offered stock to investors on September 23, 2004 through the Nasdaq National Market. In 2005, *The Wall Street Journal* ranked Beacon sixth behind Google as the fastest-growing new stock issue. Without missing a step, Beacon marched into a new era of growth as a publicly traded company. The company continued to acquire successful distributors across North America and drive organic growth in existing operations. Sales climbed rapidly to surpass $850 million in fiscal 2005 and up to $1.6 billion in fiscal 2007. Operations now encompass 178 branches in 35 states and 3 Canadian provinces, with 2,700 employees.

Beacon employees at all levels adhere to the company's enduring values in their dealings with one another, their customers, vendors and other constituents. These values, originated over the years by Drew Logie and formally articulated and institutionalized by Bob Buck, have become embedded in the fabric of the Beacon culture. These values have enabled Beacon's employees to build a successful company. Or, in Bob Buck's words, "When a company gets the people part of the equation right, everything else falls into place."

Major Acquisitions

1998 Quality Roofing Supply is acquired.

1999 Beacon acquires Canadian distributors Groupe Bedard Ltd. and Exeltherm Supply Inc. (which becomes Beacon Roofing Supply Canada Company).

2000 Best Distributing Company is acquired.

2001 The Roof Center and West End Lumber are acquired.

2004 JGA Corp. is acquired.

2005 Shelter Distribution, Inc. is acquired and adds 51 branches to the company. Pacific Supply is also acquired.

2006 Alabama Roofing Supply and Mississippi Roofing Supply are acquired. Roof Depot and RSM Supply are acquired.

2007 North Coast Commercial Roofing Systems is acquired.

Roof DEPOT

Beacon Roofing Supply CANADA COMPANY

GROUPE BEDARD

PACIFIC SUPPLY

WEST END ROOFING SIDING & WINDOWS

RSM ROOFING & SHEET METAL

SHELTER DISTRIBUTION, INC

Alabama ROOFING SUPPLY



Beacon currently has 178 branches and over 2,7

Believe it or not, the answer is one word: values. A spirit of integrity based on enduring values has guided Beacon's astounding growth. These values have ensured successful partnerships with suppliers and customers, and they have enabled Beacon to build a workforce that is the best in the industry.

Beacon Sales Company was established in 1928 in Charlestown, Mass. as one of the first distributors of commercial roofing materials in New England. In 1984, Andrew (Drew) Logie took an equity position in this well-respected company. He had begun his career as a roofing contractor, worked in sales for a roofing manufacturer, and was a branch manager for a leading distributor of roofing materials. When he took over, Beacon had annual sales of nearly $17 million, virtually all in the commercial roofing segment.

In addition to his broad experience, Drew Logie also had a deep conviction that business success depended on values. His vision was to grow a company of honesty and integrity, rooted in a philosophy of partnership and trust with customers and suppliers.

Another fundamental value was passion for the entrepreneurial spirit. The goal was to nurture this spirit among branch managers, trusting them with a great deal of autonomy and allowing them to make decisions based on local market conditions.

To become more results-oriented, the company attracted the best people in the industry by offering them an excellent compensation program, and retained them by rewarding their performance. Drew Logie sought employees with a strong work ethic, who took pride in their job, and who had the perseverance to aid contractors with their challenging projects. Shortly after Drew Logie became CEO, David Grace joined the company as chief financial officer. He established financial disciplines with state-of-the-art financial controls and an enterprise resource planning system that provided a solid foundation for Beacon's growth.

Under Drew Logie's leadership, the company opened new branches and increased sales, diversifying into residential as well as commercial roofing. By 1997, seven branches were generating $72 million in annual sales.

Frugality drove the expansion into residential roofing. The company used resources more efficiently as drivers made residential deliveries after returning from their early-morning commercial deliveries. The credibility of Beacon's sales force among contractors and builders made its volume of residential sales possible.

By the late 1990s, Drew Logie realized that for Beacon to remain competitive, it would either have to grow beyond New England



FISCAL YEAR 2007
ACCOMPLISHMENTS

Acquisitions

We acquired North Coast Commercial Roofing Systems, Inc. and Wholesale Roofing Supply for a total of 17 branches.

Corporate Profile

Sales Growth

Our sales grew 9.7% to $1.65 billion.

Profits

Our net income was $25.3 million.

Organic Growth

We opened eight new branches and closed two branches. Existing-market branch sales declined by 3.3%.
Our average annual existing-market sales growth since our IPO and through fiscal 2007 was 8.1%.

Beacon Roofing Supply, Inc. has grown to be one of the largest distributors of roofing materials and complementary building products in North America. With more than 40,000 customers, Beacon is the largest or second largest distributor in many of the regions we serve (see map in flap). We have a reputation for quality people, who provide our customers with "the experience they want, the service they expect, and the value they deserve." Our people are supported by a strong, values-oriented corporate culture.

Our local branches stock a comprehensive product line that caters to the local market. In addition to residential and commercial roofing, our product categories include windows, siding, decking, doors, waterproofing and other exterior products. Beacon distributes the roofing and complementary products of brand-name manufacturers. These manufacturers understand that our staff's expertise and quality service will ensure the successful application of their premium products.

Our knowledgeable and experienced sales and marketing team includes outside sales and business development specialists, inside sales/customer service representatives, manufacturer/architectural representatives and product specialists. Contractors trust the product knowledge and application expertise of Beacon's staff. They rely on this expertise, on-time delivery and product availability to deliver successful, profitable and on-time projects. As a result, successful "partnerships" are formed between Beacon branches and our customers that go beyond the industry norm.

We have grown by expanding our existing regions and by making strategic acquisitions. Our business is well-balanced, with re-roofing applications along with new construction and remodeling in both the residential and commercial markets. We have a solid foundation for continued growth resulting from a highly scalable platform, a proven business model, results-oriented management, a strong people-focused corporate culture and a company-wide enterprise resource planning system. These strengths give us the flexibility to grow by expanding existing branches, opening new branches and making acquisitions.

Beacon's inside sales people
are known to contractors for
their product knowledge and EXPERIENCE.





Financial Highlights

$559,540	$652,909	$652,909	$850,928	$1,500,637	$1,645,785
25.2%	25.4%	25.4%	24.3%	24.3%	22.7%
$31,292	$34,672	$42,345	$60,719	$100,301	$69,808
5.6%	5.3%	6.5%	7.1%	6.7%	4.2%
$14,626	($5,226)	$39,868	$54,893	$80,840	$42,374
$7,105	($15,355)	$22,525	$32,917	$49,311	$25,279
$0.26	($0.57)	$0.56	$0.80	$1.12	$0.56
$275,708	$301,498	$301,498	$386,987	$839,890	$1,006,660
$41,766	$38,245	$140,488	$178,745	$291,169	$323,850

(1) The fiscal year for the Company was a 52- or 53-week period ending the last Saturday in September until 2007 when it changed to the last day of September. All years except 2006 contain 52 weeks.

(2) Unaudited pro forma data assumes the IPO occurred prior to the start of fiscal 2004. Please see the pro forma data and notes thereto in our 2004 Form 10-K.


$1,800,000
$1,600,000
$1,400,000
$1,200,000
$1,000,000
$800,000
$600,000
$400,000
$200,000
0
2003
2004
2005
2006
2007


$110,000
$100,000
$90,000
$80,000
$70,000
$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
0
2003
2004
2004 Pro Forma
2005
2006
2007



Robert Buck
CHAIRMAN and CEO



Paul Isabella
PRESIDENT and COO



David Grace
CHIEF FINANCIAL OFFICER

2007

Year in Review

Dear Shareholders and Friends,

We welcome this opportunity to communicate with you and share the details of our performance in fiscal 2007.

In 2007, our sales grew to $1.65 billion, which represented growth of about 10 percent over 2006, and produced a net income of $25 million. Our growth was driven by our third-quarter acquisition of North Coast Commercial Roofing Systems, which added new geography for us and strengthened our position as a leader in the commercial roofing supply industry. We also opened eight new branches and closed two underperforming branches. We experienced declining gross margins resulting from increased competition as manufacturers, distributors and roofers fought for fewer projects. However, because of our product diversity, with sales of both non-residential (commercial) and residential roofing products, and with a large percentage of our sales comprised of re-roofing, it appears we fared better in 2007 than some other public companies concentrated in the new residential construction industry.

During 2007, a high level of activity in non-residential roofing construction helped to reduce the impact of the weaker residential cycle. In the residential market, our existing-market branches experienced sales declines of about 7% in residential roofing sales and 9% in complementary building product sales. There have been continued lower levels of new home construction activities in most markets and flat-to-declining material prices. In addition, there has been a significant slowdown in reconstruction and re-roofing activities in the hurricane-stricken Gulf Coast markets.







Beacon's outside salespeople are on the job with their contractor customers, assuring the successful completion of each project.

To further offset the impact of the residential slowdown, we took additional steps to reduce our costs in 2007. As a result, our existing market operating expenses declined about 3%, despite opening six new branches in these markets. We also entered into a new and larger credit facility with better terms and lower interest rates, which positions us well for future growth.

Although we are disappointed with our 2007 results and the current level of our stock price, we firmly believe that our fundamental business model is sound and positions us well for the future. As we look towards 2008, we are pleased to welcome a new addition to our leadership team, Paul Isabella, President and Chief Operating Officer. In addition to his 22 years at General Electric Company, Paul has held executive management positions at Eastman Kodak, The Stanley Works and, most recently, Cooper Industries, where he was responsible for a $3 billion electrical manufacturing and supply business. We look forward to Paul's leadership and industry experience helping us to improve performance in our existing markets and especially within our recently acquired regions.



Although 2008 may present some of the same challenges we faced in 2007, we see many opportunities for growth in our markets and to increase shareholder value. In 2008, we will remain committed to increasing shareholder value by



Year in Review

focusing on customer service, controlling costs, and by growing organically and potentially through strategic acquisitions that make sense given current market conditions.

In this annual report we again share our company history, which focuses on our tradition of values and "The Beacon Way." These traditions have led to our competitive advantage: our people and the culture that supports them. Our commitment to our customers and suppliers is amplified by our motto: the Experience You Want, the Service You Expect, the Value You Deserve, again "The Beacon Way."

We remain cognizant of our duties, excited about our future, and confident in the long-term growth and success that our company can achieve. Most importantly, we thank you for your continued support.



Robert Buck	Paul Isabella	David Grace
Chairman and CEO	President and COO	Chief Financial Officer





the EXPERIENCE you want • the SERVICE you expect • the VALUE you deserve

Beacon Roofing Supply distinguishes itself from its competition by attracting and retaining professionals. Our quality, experienced people are our brand. They have the necessary experience and training to provide quality service and superior value to our large base of contractor customers. We give them the resources to support our value proposition.





Tapered insulation (above) goes down on a commercial reroof project. With computer-aided design of tapered insulation systems, Beacon is able to design various drainage schemes for its contractors' projects.

- In addition to a regional expertise, our branch managers have knowledge of what is locally in demand.
- We have non-residential product specialists, as well as architectural representatives, serving commercial building owners/managers and specifiers.
- Our just-in-time deliveries save contractors inventory carrying costs.
- Our assistance with estimating project specifications assures accurate material estimates and therefore reduces waste and contractor expense.
- Our regional tapered insulation departments provide take-off drawings and custom rigid insulation materials to specification for low-slope commercial roofing systems.
- We educate our sales force on how to "up-sell" new, more profitable, higher-quality systems, some with lower installation costs.
- We provide product installation training and coordinate other manufacturer training opportunities.

Beacon's architectural representatives are frequently involved with the specification of large and complicated commercial roofing projects. (photos above and below left).

With these and other services, our local people become part of our customers' extended organizations, playing an important role in the successful completion of each new project.




Company Values

Our personal values are based upon these foundational principle

- Honesty and Integrity
- Loyalty
- Caring and Compassionate
- Pride
- Morality

Our business values encompass th traits and characteristics:

- Results Oriented –
- Strong Work Ethic –
- Perseverance –
- Passion –
- Frugality –
- Credibility –
- Teamwork –
- Discipline –

The Best Environment

- No Fear
- No Politics
- No Secrets
- Lean and Clean
- Cherish People
- Honesty and Integrity
- When One Hurts, We All Help

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934**

For the Fiscal Year Ended September 30, 2007

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Transition Period from to

Commission File Number 000-50924

BEACON ROOFING SUPPLY, INC.

(Exact name of registrant as specified in its charter)

Delaware	**36-4173371**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Address of principal executive offices: **One Lakeland Park Drive, Peabody, MA 01960**

Registrant's telephone number, including area code: **(978) 535-7668**

Securities registered pursuant to section 12(b) of the Act:

Title of each class
Common Stock, $.01 par value

Name of each exchange on which registered:
The NASDAQ Global Select Market

Securities registered pursuant to section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities and Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting stock (common stock) held by non-affiliates of the registrant as of the end of the second quarter ended March 31, 2007 was $708,810,811.

The number of shares of common stock outstanding as of November 15, 2007 was 44,273,312.

DOCUMENTS INCORPORATED BY REFERENCE

The information required by Part III (Items 10, 11, 12, 13 and 14) will be incorporated by reference from the Registrant's definitive proxy statement (to be filed pursuant to Regulation 14A).

This page intentionally left blank.

Table of Contents
BEACON ROOFING SUPPLY, INC.

Index to Annual Report on Form 10-K

Year Ended September 30, 2007

Forward-looking statements

The matters discussed in this Form 10-K that are forward-looking statements are based on current management expectations that involve substantial risks and uncertainties, which could cause actual results to differ materially from the results expressed in, or implied by, these forward-looking statements. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as "aim," "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "project," "should," "will be," "will continue," "will likely result," "would" and other words and terms of similar meaning in conjunction with a discussion of future operating or financial performance. You should read statements that contain these words carefully, because they discuss our future expectations, contain projections of our future results of operations or of our financial position or state other "forward-looking" information.

We believe that it is important to communicate our future expectations to our investors. However, there are events in the future that we are not able to accurately predict or control. The factors listed under Item 1A, Risk Factors, as well as any cautionary language in this Form 10-K, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Although we believe that our expectations are based on reasonable assumptions, actual results may differ materially from those in the forward looking statements as a result of various factors, including, but not limited to, those described under Item 1A, Risk Factors and elsewhere in this Form 10-K.

Forward-looking statements speak only as of the date of this Form 10-K. Except as required under federal securities laws and the rules and regulations of the SEC, we do not have any intention, and do not undertake, to update any forward-looking statements to reflect events or circumstances arising after the date of this Form 10-K, whether as a result of new information, future events or otherwise. As a result of these risks and uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements included in this Form 10-K or that may be made elsewhere from time to time by, or on behalf of us. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

PART I

ITEM 1. BUSINESS

Overview

We are one of the largest distributors of residential and non-residential roofing materials in the United States and Canada. We also distribute other complementary building materials, including siding, windows, specialty lumber products and waterproofing systems for residential and nonresidential building exteriors. We currently operate 178 branches in 34 states and 3 Canadian provinces, carrying up to 10,000 SKUs and serving more than 40,000 customers. We are a leading distributor of roofing materials in key metropolitan markets in the Northeast, Mid-Atlantic, Midwest, Central Plains, South and Southwest regions of the United States and in Eastern Canada.

For the fiscal year ended September 30, 2007, residential roofing products comprised 42% of our sales, non-residential roofing products accounted for 36% of our sales, and siding, waterproofing systems, windows, specialty lumber and other exterior building products provided the remaining 22% of our sales.

We also provide our customers a comprehensive array of value-added services, including:

- advice and assistance to contractors throughout the construction process, including product identification, specification and technical support;
- job site delivery, rooftop loading and logistical services;
- tapered insulation design and layout services;
- metal fabrication and related metal roofing design and layout services;
- trade credit; and
- marketing support, including project leads for contractors.

We believe the additional services we provide strengthen our relationships with our customers and distinguish us from our competition. The vast majority of orders require at least some of these services. Our ability to provide these services efficiently and reliably can save contractors time and money. We also believe that our value-added services enable us to achieve attractive gross profit margins on our product sales. We have earned a reputation for a high level of product availability, excellent employees, professionalism and high-quality service, including timely, accurate and safe delivery of products.

Our diverse customer base represents a significant portion of the residential and non-residential roofing contractors in most of our markets. Reflecting the overall market for roofing products, we sell the majority of our products to roofing contractors that are involved on a local basis in the replacement, or re-roofing, component of the roofing industry. We utilize a branch-based operating model in which branches maintain local customer relationships but benefit from centralized functions such as information technology, accounting, financial reporting, credit, purchasing, legal and tax services. This allows us to provide customers with specialized products and personalized local services tailored to a geographic region, while benefiting from the resources and scale efficiencies of a national distributor.

We have achieved our growth through a combination of seventeen strategic and complementary acquisitions between 1998 and 2007, opening new branch locations, acquiring branches and broadening our product offering. We have grown from $76.7 million in sales in fiscal year 1998 to $1.65 billion in sales in fiscal year 2007, which represents a compound annual growth rate of 40.6%. Our internal growth, which includes growth from existing and newly opened branches but excludes growth from acquired branches, was 5.6% per annum over the same period. Acquired branches are excluded from internal growth measures until they have been under our ownership for at least four full fiscal quarters

at the start of the reporting period. During this ten-year period, we opened thirty-two new branch locations and our same store sales increased an average of 1.9% per annum. Same store sales are defined as the aggregate sales from branches open for the entire comparable annual periods within the eight-year period. Income from operations has increased from $5.3 million in fiscal year 1998 to $69.8 million in fiscal year 2007, which represents a compound annual growth rate of 12.2%. We believe that our proven business model can deliver industry-leading growth and operating profit margins.

In fiscal 2007, we had internal contraction of 4.8% and 18.4% in sales and income from operations, respectively, over fiscal 2006. Fiscal year 2007 had four fewer business days as compared to fiscal 2006, which we believe negatively affected annual existing market sales by approximately 1.5%. We also opened eight new branch locations, closed two locations, and acquired seventeen branches through our acquisitions of North Coast Commercial Roofing Systems, Inc. ("North Coast") and Wholesale Roofing Supply ("WRS").

History

Our predecessor, Beacon Sales Company, Inc., was founded in Charlestown, Massachusetts (a part of Boston) in 1928. In 1984, when our former Chairman Andrew Logie acquired Beacon Sales Company with other investors, Beacon operated three distribution facilities and generated approximately $16 million in annual revenue. In August 1997, Code, Hennessy & Simmons III, L.P., a Chicago-based private equity fund, and certain members of management, purchased Beacon Sales Company to use it as a platform to acquire leading regional roofing materials distributors throughout the United States and Canada. At the time of the purchase by Code Hennessy and management, Beacon Sales Company operated seven branches in New England and generated approximately $72 million of revenue annually, primarily from the sale of non-residential roofing products. Since 1997, we have made seventeen strategic and complementary acquisitions. Also since 1997, we have opened a total of thirty-two new branches. We have also expanded our product offerings to offer more residential roofing products and complementary exterior building materials and related services. Our strategic acquisitions, branch expansions, and product line extensions have increased the diversity of both our customer base and local market focus and generated cost savings through increased purchasing power and reduced overhead expenses as a percentage of net sales. We completed an initial public offering ("IPO") and became a public company in September 2004, and completed a secondary stock offering in December 2005.

We were incorporated in Delaware in 1997. Our principal executive offices are located at One Lakeland Park Drive, Peabody, MA 01960 and our telephone number is (978) 535-7668. Our Internet website address is *www.beaconroofingsupply.com*.

U.S. Industry Overview

The U.S. roofing market, based upon manufacturer sales to distributors and others, was estimated to be approximately $12.7 billion in 2005, which is the most recent annual data available to us, and is projected to grow 1.9% annually through 2010 to $14.0 billion. We believe this rate of growth is consistent with the stable long-term growth rates in the industry over the past 40 years.

The U.S. roofing market can be separated into two categories: the residential roofing market and the non-residential roofing market. The residential roofing market accounted for approximately 65% of the total U.S. market by volume in 2005. Through the end of the decade, non-residential roofing construction is expected to grow faster than residential roofing construction.

Over 70% of expenditures in the roofing market are for re-roofing projects, with the balance being for new construction. Re-roofing projects are generally considered maintenance and repair expenditures and are less likely than new construction projects to be postponed during periods of recession or slow

economic growth. As a result, demand for roofing products is less volatile than overall demand for construction products.

Regional variations in economic activity influence the level of demand for roofing products across the United States. Of particular importance are regional differences in the level of new home construction and renovation, since the residential market for roofing products accounts for approximately 65% of demand. Demographic trends, including population growth and migration, contribute to regional variations in residential demand for roofing products through their influence on regional housing starts and existing home sales.

Roofing distributors

Wholesale distribution is the dominant distribution channel for both residential and nonresidential roofing products. Wholesale roofing product distributors serve the important role of facilitating the purchasing relationships between roofing materials manufacturers and thousands of contractors. Wholesale distributors also maintain localized inventories, extend trade credit, give product advice and provide delivery and logistics services.

Despite some recent consolidation, the roofing materials distribution industry remains highly fragmented. The industry is characterized by a large number of small and local regional participants. As a result of their small size, many of these distributors lack the corporate, operating and IT infrastructure required to compete effectively.

Residential roofing market

Within the residential roofing market, the re-roofing market is more than twice the size of the new roofing market, accounting for over 67% of the residential roofing demand in 2005. Over the next several years, re-roofing demand is expected to continue to exceed new roofing demand with the share of re-roofing expected to increase to 74% in 2010.

Driving this demand for re-roofing is an aging U.S. housing stock. Over one-third of the U.S. housing stock was built prior to 1960, with the median age of U.S. homes being over 30 years. Asphalt shingles, which dominate the residential re-roofing market with over an 80% share, have an expected useful life of 15 to 20 years.

A number of factors also generate re-roofing demand, including one-time weather damage (such as Hurricanes Katrina and Rita which increased demand in 2006), improvement expenditures and homeowners looking to upgrade their homes. Sales of existing homes can affect re-roofing demand, as some renovation decisions are made by sellers preparing their houses for sale and others made by new owners within the first year or two of occupancy.

Within the new construction portion of the residential roofing market, housing starts together with larger average roof sizes have supported prior growth in new residential roofing demand. New housing starts declined during 2006 and 2007, and the pace may continue at the lower levels or decline further in the near future.

Non-residential roofing market

Demand for roofing products used on non-residential buildings is forecast to advance at a faster rate than roofing products used in residential construction, as a result of a continued growth in construction activity in the office, commercial and industrial markets. New non-residential roofing is currently the fastest-growing portion of the U.S. roofing market. Good economic conditions, including a continued positive outlook for business and capital spending, are expected to drive expenditures for non-residential roofing. High-margin metal roofing is expected to play an important role in the increased demand.

In 2005, re-roofing projects represented approximately 79% of the total non-residential demand. Re-roofing activity tends to be less cyclical than new construction and depends in part upon the types of materials on existing roofs, their expected lifespan and intervening factors such as wind or water damage.

The non-residential roofing market includes an office and commercial market, an industrial market and an institutional market. Office and commercial roofing projects, the single largest component of the non-residential roofing market at 53%, are expected to continue to show gains. Industrial roofing projects, representing 24% of non-residential roofing product sales, should also grow. Following a large contraction in non-residential construction from 2000 to 2002, non-residential roofing sales rebounded strongly in recent years.

The institutional market is comprised primarily of healthcare and educational construction activities. This market will continue to benefit from an aging baby boom population that will drive increases in the nation's healthcare infrastructure, as well as increasing school enrollments that will require new and replacement facilities.

Complementary building products

Demand for complementary building products such as siding, windows and doors for both the residential and non-residential markets also grew in recent years. As in the roofing industry, demand for these products is driven by the repair and remodeling market as well as the new construction market.

These complementary products also significantly contribute to the overall building products market. In 2005, the U.S. siding market was approximately $10 billion and the U.S. window and door industry was approximately $30 billion. Both of these markets are expected to grow in line with that of the roofing industry over the next several years.

Our Strengths

We believe the sales and earnings growth we have achieved over time has been and will continue to be driven by our primary competitive strengths, which include the following:

- ***National scope combined with regional expertise.*** We believe we are one of the three largest roofing materials distributors in the United States and Canada. We utilize a branch-based operating model in which branches maintain local customer relationships but benefit from centralized functions such as information technology, accounting, financial reporting, credit, purchasing, legal and tax services. This allows us to provide customers with specialized products and personalized local services tailored to a geographic region, while benefiting from the resources and scale efficiencies of a national distributor.

- ***Diversified business model that reduces impact of economic downturns.*** We believe that our business is meaningfully protected in an economic downturn because of our high concentration in re-roofing, the mix of our sales between residential and non-residential products, our geographic and customer diversity, and the financial and operational ability we have to expand our business and obtain market share.

- ***Superior customer service.*** We believe that our high level of customer service and support differentiates us from our competitors. We employ experienced salespeople who provide advice and assistance in properly identifying products for various applications. We also provide services such as safe and timely job site delivery, logistical support and marketing assistance. We believe that the services provided by our employees improve our customers' efficiency and profitability which, in turn, strengthens our customer relationships.

- ***Strong platform for growth and acquisition.*** Since 1997, we have consistently increased revenue at rates well in excess of the growth in the overall roofing materials distribution industry. We have expanded our business through strategic acquisitions, new branch openings, branch acquisitions and the diversification of our product offering. We have successfully acquired companies and, for most of them, improved their financial and operating performance after acquisition.

- ***Sophisticated IT platform.*** All of our locations, except for one fabrication facility, operate on the same management information systems. We have made a significant investment in our information systems, which we believe are among the most advanced in the roofing distribution industry. These systems provide us with a consistent platform across all of our operations that helps us achieve additional cost reductions, greater operating efficiencies, improved purchasing, pricing and inventory management and a higher level of customer service. Our systems have substantial capacity to handle our future growth without requiring significant additional investment.

- ***Industry-leading management team.*** We believe that our key personnel, including branch managers, are among the most experienced in the roofing industry. Our executive officers, regional vice presidents and branch managers have an average of over 11 years of roofing industry experience.

- ***Extensive product offering and strong supplier relationships.*** We have a product offering of up to 10,000 SKUs, representing an extensive assortment of high-quality branded products. We believe that our extensive product offering has been a significant factor in attracting and retaining many of our customers. Because of our significant scale, product expertise and reputation in the markets that we serve, we have established strong ties to the major residential roofing materials manufacturers and are able to achieve substantial volume discounts.

Growth Strategies

Our objective is to become the preferred supplier of roofing and other exterior building product materials in the U.S. and Canadian markets while continuing to increase our revenue base and maximize our profitability. We plan to attain these goals by executing the following strategies:

- ***Expand geographically through new branch openings.*** Significant opportunities exist to expand our geographic focus by opening additional branches in existing or contiguous regions. Since 1997, we and our acquired companies have successfully entered numerous markets through greenfield expansion. Our strategy with respect to greenfield opportunities is to open branches within: (1) our existing markets; (2) where existing customers have expanded into new regions; and (3) in areas that have limited or no acquisition candidates that are a good fit with our business model. At times, we have acquired small distributors with one to three branches to fill in existing regions.

- ***Pursue acquisitions of regional market-leading roofing materials distributors.*** Acquisitions are an important component of our growth strategy. We believe that there are significant opportunities to grow our business through disciplined, strategic acquisitions. With only a few large, well-capitalized competitors in the industry, we believe we can continue to build on our distribution platform by successfully acquiring additional roofing materials distributors. Between 1998 and 2007, we successfully integrated seventeen strategic and complementary acquisitions.

- ***Expand product and service offerings.*** We believe that continuing to increase the breadth of our product line and customer services are effective methods of increasing sales to current customers and attracting new customers. We work closely with customers and suppliers to identify new building products and services, including windows, siding, waterproofing systems, insulation and metal fabrication. In addition, we believe we can expand our business by introducing products

that we currently offer in certain of our existing markets into some of our other markets. In particular, we believe that we can expand nonresidential roofing sales in certain of our acquired markets that currently sell mostly residential products.

Products and services

Products

The ability to provide a broad range of products is essential in roofing materials distribution. We carry one of the most extensive arrays of high-quality branded products in the industry, enabling us to deliver products to our customers on a timely basis. We are able to fulfill approximately 95% of our orders through our in-stock inventory as a result of the breadth and depth of our inventory at our branches. Our product portfolio includes residential and non-residential roofing products as well as complementary building products such as siding, windows and specialty lumber products. Our product lines are designed to primarily meet the requirements of both residential and non-residential roofing contractors.

Product Portfolio

Residential roofing products	Non-residential roofing products	Complementary building products	
		Siding	Windows/Doors
Asphalt shingles	Single-ply roofing	Vinyl siding	Vinyl windows
Synthetic slate and tile	Asphalt	Red, white and yellow cedar siding	Aluminum windows
Clay tile	Metal	Fiber cement siding	Wood windows
Concrete tile	Modified bitumen	Soffits	Turn-key windows
Slate	Built-up roofing	House wraps and vapor barriers	Doors
Nail base insulation	Cements and coatings		
Metal roofing	Insulation—flat stock and tapered	**Other**	**Specialty Lumber**
Felt	Commercial fasteners	Waterproofing systems	Redwood
Wood shingles and shakes	Metal edges and flashings	Building insulation	Red cedar decking
Nails and fasteners	Skylights, smoke vents and roof hatches	Air barrier systems	Mahogany decking
Prefabricated flashings	Sheet metal, including copper, aluminum and steel	Gypsum	Pressure treated lumber
Ridges and soffit vents	Other accessories		Fire treated plywood
Gutters and downspouts			Synthetic decking
Other accessories			PVC trim boards
			Millwork
			Custom millwork

The products that we distribute are supplied by the industry's leading manufacturers of high-quality roofing materials and related products, such as Alcoa, Carlisle, Certainteed, EMCO, Firestone, GAF/Elk Materials, Johns Manville, Owens Corning, Tamko, and Revere Copper.

In the residential market, asphalt shingles comprise the largest share of the products we sell. We believe that we have also developed a specialty niche in the residential roofing market by distributing products such as high-end shingles, copper gutters and metal roofing products, as well as specialty lumber products for residential applications, including redwood, white and red cedar shingles, red cedar siding, and mahogany and red cedar decking. Additionally, we distribute gutters, downspouts, tools, nails, vinyl siding, windows, decking and related exterior shelter products to meet the needs of our residential roofing customers.

In the non-residential market, single-ply roofing systems comprise the largest share of our products. Our single-ply roofing systems consist primarily of Ethylene Propylene Diene Monomer (synthetic rubber), or EPDM, and thermoplastic, or TPO, roofing materials and related components. In addition to the broad range of single-ply roofing components, we sell the insulation that is required as part of most non-residential roofing applications. Our insulation products include tapered insulation, which has been a high-growth product line. Our remaining non-residential products include metal roofing and flashings, fasteners, fabrics, coatings, roof drains, modified bitumen, built-up roofing and asphalt.

Services

We emphasize service to our customers. We employ a knowledgeable staff of in-house salespeople. Our sales personnel possess in-depth technical knowledge of roofing materials and applications and are capable of providing advice and assistance to contractors throughout the construction process. In particular, we support our customers with the following value-added services:

- advice and assistance throughout the construction process, including product identification, specification and technical support;
- job site delivery, rooftop loading and logistical services;
- tapered insulation design and layout services;
- metal fabrication and related metal roofing design and layout services;
- trade credit; and
- marketing support, including project leads for contractors.

Customers

Our diverse customer base consists of more than 40,000 contractors, home builders, building owners, and other resellers primarily in the Southeast, Northeast, Central Plains, Midwest, Southwest and Mid-Atlantic regions of the United States, as well as in Eastern Canada. Our typical customer varies by end market, with relatively small contractors in the residential market and small to large-sized contractors in the non-residential market. To a lesser extent, our customer base includes general contractors, retailers and building materials suppliers.

As evidenced by the fact that a significant number of our customers have relied on us or our predecessors as their vendor of choice for decades, we believe that we have strong customer relationships that our competitors cannot easily displace or replicate. No single customer accounts for more than 0.5% of our revenues.

Sales and marketing

Sales strategy

Our sales strategy is to provide a comprehensive array of high-quality products and superior value-added services to residential and non-residential roofing contractors reliably, accurately and on time. We fulfill approximately 95% of our warehouse orders through our in-stock inventory as a result of the breadth and depth of our inventory at our local branches. We believe that our focus on providing superior value-added services and our ability to fulfill orders accurately and rapidly enables us to attract and retain customers.

Sales organization

We have attracted and retained an experienced sales force of more than 1,000 people who are responsible for generating revenue at the local branch level. The expertise of our salespeople helps us to increase sales to existing customers and add new customers.

Each of our branches is headed by a branch manager, who also functions as the branch's sales manager. In addition, each branch generally employs up to four outside direct salespeople and up to five inside salespeople who report to their branch manager. Branches that focus on the residential market typically staff larger numbers of outside salespeople.

The primary responsibilities of our outside salespeople are to prospect for new customers and increase sales to existing customers. Our outside salespeople accomplish these objectives by reviewing information from construction reports and other industry news services in search of attractive construction projects in their local markets that are up for bids from contractors. Once a construction project is identified, our outside salespeople contact potential customers in an effort to solicit their interest in participating with us in the project. By seeking a contractor to "partner" with on a bid, we increase the likelihood that the contractor will purchase their roofing materials and related products from us in the event that the contractor is selected for the project.

To complement our outside sales force, we have built a strong and technically proficient inside sales staff. Our inside sales force is responsible for fielding incoming orders, providing pricing quotations and responding to customer inquiries. Our inside sales force provides vital product expertise to our customers.

In addition to our outside and inside sales forces, we represent certain manufacturers for particular manufacturers' products. Currently, we have developed relationships with Carlisle, Johns Manville, Owens Corning, Soprema and Firestone on this basis. We currently employ 20 representatives who act as liaisons (on behalf of property owners, architects, specifiers and consultants) between these roofing materials manufacturers and professional contractors.

Marketing

In order to capitalize on the local customer relationships that we have established and benefit from the brands developed by our regional branches, we have maintained the trade names of most of the businesses that we have acquired. These trade names—Alabama Roofing Supply, Beacon Roofing Supply Canada Company, Beacon Sales Company, Best Distributing, Coastal Metals, Dealer's Choice, Forest, GLACO, Groupe Bedard, JGA Corp., Lafayette Woodworks, North Coast Commercial Roofing Systems, Mississippi Roofing Supply, Pacific Supply, Quality Roofing Supply, Roof Depot, Roofing and Sheet Metal of Tulsa, Shelter Distribution, Southern Roof Center, The Roof Center, West End Lumber and Wholesale Roofing Supply—are well-known in the local markets in which the respective branches compete and are associated with the provision of high-quality products and customer service.

As a supplement to the efforts of our sales force, each of our branches communicates with residential and non-residential contractors in their local markets through newsletters, direct mail and the Internet. In order to build and strengthen relationships with customers and vendors, we sponsor and promote our own regional trade shows, which feature general business and roofing seminars for our customers and product demonstrations by our vendors. In addition, we attend numerous industry trade shows throughout the regions in which we compete, and we are an active member of the National Roofing Contractors Association, as well as regional contractors' associations.

Purchasing and suppliers

Our status as a leader in our core geographic markets, as well as our reputation in the industry, has allowed us to forge strong relationships with numerous manufacturers of roofing materials and

related products, including Alcoa, Carlisle, Certainteed, Firestone, GAF/Elk Materials, Johns Manville, Owens Corning, Soprema and Tamko.

We are viewed by our suppliers as a key distributor due to our industry expertise, significant market share in our core geographic markets and the substantial volume of products that we distribute. We have significant relationships with more than 50 suppliers and maintain multiple supplier relationships for each product line.

We manage the procurement of products through our headquarters for the vast majority of the products that we distribute. We believe this enables us to purchase products more economically than most of our competitors. Product is shipped directly by the manufacturers to our branches or customers.

Operations

Facilities

Our network of 178 branches serves metropolitan areas in 34 states and three Canadian provinces. This network has enabled us to effectively and efficiently serve a broad customer base and to achieve a leading market position in each of our core geographic markets.

Operations

Our branch-based model provides each location with a significant amount of autonomy to operate within the parameters of our overall business model. Operations at each branch are tailored to meet the local needs of their customers. Depending on market needs, branches carry from about 1,000 to 10,000 SKUs.

Branch managers are responsible for sales, pricing and staffing activities, and have full operational control of customer service and deliveries. We provide our branch managers with significant incentives that allow them to share in the profitability of their respective branches as well as the company as a whole. Personnel at our corporate operations assist the branches with purchasing, procurement, credit services, information systems support, contract management, accounting and legal services, benefits administration and sales and use tax services.

Distribution/fulfillment process

Our distribution/fulfillment process is initiated upon receiving a request for a contract job order or direct product order from a contractor. Under a contract job order, a contractor typically requests roofing or other construction materials and technical support services. The contractor discusses the project's requirements with a salesperson and the salesperson provides a price quotation for the package of products and services. Subsequently, the salesperson processes the order and we deliver the products to the customer's job site.

Fleet

Our distribution infrastructure supports more than 700,000 deliveries annually. To accomplish this, we maintain a dedicated owned fleet of 648 straight trucks, 238 tractors and 425 trailers. Nearly all of our delivery vehicles are equipped with specialized equipment, including 651 truck-mounted forklifts, cranes, hydraulic booms and conveyors, which are necessary to deliver products to rooftop job sites in an efficient and safe manner.

Our branches focus on providing materials to customers who are located within a two-hour radius of their respective facilities. We make deliveries five days per week.

Management information systems

We have fully integrated management information systems. Our systems are consistently implemented across our branches and acquired businesses are promptly moved to our system following acquisition. Our systems support every major internal operational function, except payroll, providing complete integration of purchasing, receiving, order processing, shipping, inventory management, sales analysis and accounting. The same databases are shared within the system, allowing our branches to easily acquire products from other branches or schedule deliveries by other branches, greatly enhancing our customer service. Our system also has a sophisticated pricing matrix which allows us to refine pricing by region, branch, type of customer, customer, or even a specific customer project. In addition, our system allows us to monitor all branch and regional performance centrally. We have centralized many functions to leverage our size, including accounts payable, insurance, employee benefits, vendor relations, and banking.

All of our branches are connected to our IBM AS400 computer network by secure Internet connections or private data lines. We maintain a second IBM AS400 as a disaster recovery system, and information is backed up to this system throughout each business day. We have the capability of electronically switching our domestic operations to the disaster recovery system.

We have created a financial reporting package that allows us to send branches information they can use to compare branch by branch financial performance, which we believe is essential to operating each branch efficiently and more profitably. We have also developed a benchmarking report which enables us to compare all of our branches' performance in 12 critical areas.

We can place purchase orders electronically with some of our major vendors. The vendors then transmit their invoices electronically to us. Our system automatically matches these invoices with the related purchase orders and schedules payment. Approximately 40% of our inventory purchases are processed electronically. We have the capability to handle customer processing electronically, although most customers prefer ordering through our sales force.

Government regulations

We are subject to regulation by various federal, state, provincial and local agencies. These agencies include the Environmental Protection Agency, Department of Transportation, Interstate Commerce Commission, Occupational Safety and Health Administration and Department of Labor and Equal Employment Opportunity Commission. We believe we are in compliance in all material respects with existing applicable statutes and regulations affecting environmental issues and our employment, workplace health and workplace safety practices.

Competition

Although we are among the three largest roofing materials distributors in the United States and Canada, the U.S. roofing supply industry is highly competitive. The vast majority of our competition comes from local and regional roofing supply distributors, and, to a much lesser extent, other building supply distributors and "big box" retailers. Among distributors, we compete against a small number of large distributors and many small, local, privately-owned distributors. The principal competitive factors in our business include, but are not limited to, the availability of materials and supplies; technical product knowledge and expertise; advisory or other service capabilities; pricing of products; and availability of credit. We generally compete on the basis of the quality of our services, product quality, and, to a lesser extent, price. We compete not only for customers within the roofing supply industry but also for personnel.

Employees

As of September 30, 2007, we had 2,708 employees, consisting of 765 in sales and marketing, 247 in branch management, including supervisors, 1,345 warehouse workers, helpers and drivers, and 351 general and administrative personnel.

We believe that our employee relations are good. Twenty-one of our employees are currently represented by a labor union and covered by a collective bargaining agreement.

Order Backlog

Order backlog is not a material aspect of our business and no material portion of our business is subject to government contracts.

Seasonality

In general, sales and net income are highest during our first, third and fourth fiscal quarters, which represent the peak months of construction, especially in our branches in the northeastern U.S. and in Canada. Our sales are substantially lower during the second quarter, when we usually incur net losses. These quarterly fluctuations have diminished as we have diversified into the southern regions of the United States.

Geographic Data

For geographic data about our business, please see Note 16 to our Consolidated Financial Statements included elsewhere in this Form 10-K.

ITEM 1A. RISK FACTORS

You should carefully consider the risks and uncertainties described below and other information included in this Form 10-K in evaluating us and our business. If any of the events described below occur, our business and financial results could be adversely affected in a material way. This could cause the trading price of our common stock to decline, perhaps significantly.

We may not be able to effectively integrate newly acquired businesses into our operations or achieve expected profitability from our acquisitions.

Our growth strategy includes acquiring other distributors of roofing materials and complementary products. Acquisitions involve numerous risks, including:

- unforeseen difficulties in integrating operations, technologies, services, accounting and personnel;
- diversion of financial and management resources from existing operations;
- unforeseen difficulties related to entering geographic regions where we do not have prior experience;
- potential loss of key employees;
- unforeseen liabilities associated with businesses acquired; and
- inability to generate sufficient revenue to offset acquisition or investment costs.

As a result, if we fail to evaluate and execute acquisitions properly, we might not achieve the anticipated benefits of these acquisitions, and we may incur costs in excess of what we anticipate. These risks may be greater in the case of larger acquisitions.

We may not be able to successfully identify acquisition candidates, which would slow our growth rate.

We continually seek additional acquisition candidates in selected markets and from time to time engage in exploratory discussions with potential candidates. If we are not successful in finding attractive acquisition candidates that we can acquire on satisfactory terms, or if we cannot complete acquisitions that we identify, it is unlikely that we will sustain the historical growth rates of our business.

An inability to obtain the products that we distribute could result in lost revenues and reduced margins and damage relationships with customers.

We distribute roofing and other exterior building materials that are manufactured by a number of major suppliers. Although we believe that our relationships with our suppliers are strong and that we would have access to similar products from competing suppliers should products be unavailable from current sources, any disruption in our sources of supply, particularly of the most commonly sold items, could result in a loss of revenues and reduced margins and damage relationships with customers. Supply shortages may occur as a result of unanticipated demand or production or delivery difficulties. When shortages occur, roofing material suppliers often allocate products among distributors.

Loss of key personnel or our inability to attract and retain new qualified personnel could hurt our ability to operate and grow successfully.

Our future success is highly dependent upon the services of Robert Buck, Chief Executive Officer and Chairman of the Board, Paul Isabella, President and Chief Operating Officer, and David Grace, Chief Financial Officer. Our success will continue to depend to a significant extent on our executive officers and key management personnel, including our regional vice presidents. We do not have key man life insurance covering any of our executive officers. We may not be able to retain our executive officers and key personnel or attract additional qualified management. The loss of any of our executive officers or other key management personnel, or our inability to recruit and retain qualified personnel, could hurt our ability to operate and make it difficult to execute our acquisition and internal growth strategies.

A change in vendor rebates could adversely affect our income and gross margins.

The terms on which we purchase product from many of our vendors entitle us to receive a rebate based on the volume of our purchases. These rebates effectively reduce our costs for products. If market conditions change, vendors may adversely change the terms of some or all of these programs. Although these changes would not affect the net recorded costs of product already purchased, it may lower our gross margins on products we sell or income we realize in future periods.

Cyclicality in our business could result in lower revenues and reduced profitability.

We sell a portion of our products for new residential and non-residential construction. The strength of these markets depends on new housing starts and business investment, which are a function of many factors beyond our control, including interest rates, employment levels, availability of credit and consumer confidence. Downturns in the regions and markets we serve could result in lower revenues and, since many of our expenses are fixed, lower profitability. New housing starts declined during 2006 and 2007 and the pace may continue at the lower levels or decline further and commercial construction activity, which has been high in recent years, could decline as well.

Seasonality in the construction and re-roofing industry generally results in second quarter losses.

Our second quarter is typically adversely affected by winter construction cycles and weather patterns in colder climates as the level of activity in the new construction and re-roofing markets decreases. Because many of our expenses remain relatively fixed throughout the year, we generally record a loss during our second quarter. We expect that these seasonal variations will continue in the future.

If we encounter difficulties with our management information systems, we could experience problems with inventory, collections, customer service, cost control and business plan execution.

We believe our management information systems are a competitive advantage in maintaining our leadership position in the roofing distribution industry. If we experience problems with our management information systems, we could experience, among other things, product shortages and/or an increase in accounts receivable. Any failure by us to properly maintain our management information systems could adversely impact our ability to attract and serve customers and could cause us to incur higher operating costs and experience delays in the execution of our business plan.

An impairment of goodwill and/or other intangible assets could reduce net income.

Acquisitions frequently result in the recording of goodwill and other intangible assets. At September 30, 2007, goodwill represented approximately 35% of our total assets. Goodwill is no longer amortized for financial reporting purposes and is subject to impairment testing at least annually using a fair-value based approach. The identification and measurement of goodwill impairment involves the estimation of the fair value of our single reporting unit. Our accounting for impairment contains uncertainty because management must use judgment in determining appropriate assumptions to be used in the measurement of fair value. We determine fair value using a market approach to value our business.

We evaluate the recoverability of goodwill for impairment in between our annual tests when events or changes in circumstances indicate that the carrying amount of goodwill may not be recoverable. Any impairment of goodwill will reduce net income in the period in which the impairment is recognized.

We might need to raise additional capital, which may not be available, thus limiting our growth prospects.

We may require additional equity or further debt financing in order to consummate an acquisition or for additional working capital for expansion or if we suffer losses. In the event additional equity or debt financing is unavailable to us, we may be unable to expand or make acquisitions and our stock price may decline as a result of the perception that we have more limited growth prospects.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

We lease 181 facilities, including our headquarters and other support facilities, throughout the United States and Eastern Canada. These leased facilities range in size from 2,000 square feet to 138,716 square feet. We have sublet two facilities. In addition, we own twelve sales/warehouse facilities located in Manchester, New Hampshire; Reading, Pennsylvania; Montreal, Quebec (2); Sainte-Foy, Quebec; Delson, Quebec; Salisbury, Maryland; Hartford, Connecticut; Cranston, Rhode Island; Lancaster, Pennsylvania; Jacksonville, Florida and Easton, Maryland. These owned facilities range in size from 11,500 square feet to 48,900 square feet. All of the owned facilities are mortgaged to our senior lenders. We believe that our properties are in good operating condition and adequately serve our current business operations.

As of November 15, 2007, our 178 branches and 16 other facilities, including one branch in New Jersey that was not yet opened at September 30, 2007, were located in the following states and provinces:

State	Number of Branches	Other
Alabama	4	
Arkansas	4	
California	4	
Connecticut	2	1
Delaware	2	
Florida	2	
Georgia	7	1
Illinois	7	
Indiana	9	
Iowa	1	
Kansas	4	
Kentucky	6	1
Louisiana	4	4
Maine	1	
Maryland	14	2
Massachusetts	9	
Michigan	4	
Minnesota	2	
Mississippi	2	
Missouri	6	
Nebraska	3	
New Hampshire	1	
New Jersey		1
New York	1	
North Carolina	11	
Ohio	4	
Oklahoma	2	
Pennsylvania	13	
Rhode Island	1	
South Carolina	3	
Tennessee	4	
Texas	20	2
Vermont	1	
Virginia	9	2
West Virginia	2	
Subtotal—U.S.	169	14
Canadian Provinces		
Manitoba	1	
Ontario	4	
Quebec	4	1
Subtotal—Canada	9	1
Total	178	15

ITEM 3. LEGAL PROCEEDINGS

From time to time, we are involved in lawsuits that are brought against us in the normal course of business. We are not currently a party to any legal proceedings that would be expected, either individually or in the aggregate, to have a material adverse effect on our business or financial condition.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of our security holders during the fourth quarter of the year ended September 30, 2007.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock trades on The NASDAQ Global Select Market under the symbol "BECN". The following table lists quarterly information on the price range of our common stock based on the high and low reported sale prices for our common stock as reported by NASDAQ for the periods indicated below, adjusted for the June 2006 three-for-two stock split.

	High	Low
Year ended September 30, 2006:		
First quarter	$22.16	$17.07
Second quarter	$27.62	$18.54
Third quarter	$28.97	$20.26
Fourth quarter	$22.73	$16.00
Year ended September 30, 2007:		
First quarter	$24.16	$18.65
Second quarter	$21.50	$14.97
Third quarter	$18.88	$15.54
Fourth quarter	$17.12	$ 9.63

There were 32 holders of record of our common stock as of November 15, 2007.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

No purchases of our equity securities were made by us or any affiliated entity during the fourth quarter of the year ended September 30, 2007.

Recent Sales of Unregistered Securities

None.

Dividends

We have not paid cash dividends on our common stock and do not anticipate paying dividends in the foreseeable future. Our board of directors currently intends to retain any future earnings for reinvestment in our business. Our revolving credit facilities currently prohibit the payment of dividends without the prior written consent of our lender. Any future determination to pay dividends will be at the discretion of our board of directors and will be dependent upon our results of operations and cash flows, our financial position and capital requirements, general business conditions, legal, tax, regulatory and any contractual restrictions on the payment of dividends, and any other factors our board of directors deems relevant.

Performance Graph

The following graph compares the cumulative total shareholder return (including reinvestment of dividends) of Beacon Roofing Supply, Inc.'s common stock based on its market prices, beginning with the date our stock first traded and each fiscal year thereafter, with (i) the Nasdaq Index and (ii) the S&P 1500 Building Products Index.



$250
$200
$150
$100
$50
$0
9/23/04
9/25/04
9/24/05
9/30/06
9/30/07
Beacon Roofing Supply, Inc.
Nasdaq Index
S&P 1500 Building Products Index

The line graph assumes that $100 was invested in our common stock, the Nasdaq Index and the S&P 1500 Building Products Index on September 23, 2004. The closing price of our common stock on September 30, 2007 was $10.22. The stock price performance of Beacon Roofing Supply, Inc.'s common stock depicted in the graph above represents past performance only and is not necessarily indicative of future performance.

ITEM 6. SELECTED FINANCIAL DATA

You should read the following selected financial information together with our financial statements and related notes and "Management's discussion and analysis of financial condition and results of operations" also included in this Form 10-K. We have derived the statement of operations data for the years ended September 30, 2007, September 30, 2006, and September 24, 2005, and the balance sheet information at September 30, 2007 and September 30, 2006, from our audited financial statements included in this Form 10-K. We have derived the statements of operations data for the years ended September 25, 2004 and September 27, 2003, and the balance sheet data at September 24, 2005, September 25, 2004 and September 27, 2003, from our audited financial statements not included in this Form 10-K. Certain prior-year amounts have been reclassified to conform to the current year presentation.

(Dollars in Thousands)	Fiscal year ended September 30, 2007	September 30, 2006 (53 weeks)	September 24, 2005	September 25, 2004	September 27, 2003
Statement of operations data:					
Net sales	$ 1,645,785	$ 1,500,637	$ 850,928	$ 652,909	$ 559,540
Cost of products sold	1,271,868	1,136,500	643,733	487,200	418,662
Gross profit	373,917	364,137	207,195	165,709	140,878
Operating expenses (includes stock-based compensation expense of $4,983, $3,222, $690 and $10,299 for the years ended 2007, 2006, 2005, and 2004 respectively)	304,109	263,836	146,476	131,037	109,586
Income from operations	69,808	100,301	60,719	34,672	31,292
Interest expense	(27,434)	(19,461)	(4,911)	(11,621)	(14,052)
Change in value of warrant derivatives(1)	—	—	—	(24,992)	(2,614)
Loss on early retirement of debt	—	—	(915)	(3,285)	—
Income taxes	(17,095)	(31,529)	(21,976)	(10,129)	(7,521)
Net income (loss)	$ 25,279	$ 49,311	$ 32,917	$ (15,355)	$ 7,105
Net income (loss) per share					
Basic	$ 0.57	$ 1.15	$ 0.83	$ (0.57)	$ 0.27
Diluted	$ 0.56	$ 1.12	$ 0.80	$ (0.57)	$ 0.26
Weighted average shares outstanding					
Basic	44,083,915	42,903,279	39,716,933	26,857,805	26,762,964
Diluted	44,971,932	44,044,769	41,118,944	26,857,805	27,345,683
Other financial and operating data:					
Depreciation and amortization	$ 32,863	$ 23,792	$ 8,748	$ 6,922	$ 6,047
Capital expenditures (excluding acquisitions)	$ 23,132	$ 19,063	$ 10,811	$ 5,127	$ 4,978
Number of branches at end of period	178	155	84	67	65

(1) The change in value of warrant derivatives represented changes in the fair market value of certain warrants previously issued in connection with debt financings that were redeemed on September 28, 2004.

(In Thousands)	September 30, 2007	September 30, 2006	September 24, 2005	September 25, 2004	September 27, 2003
Balance sheet data:					
Cash and cash equivalents	$ 6,469	$ 1,847	$ —	$ —	$ 64
Total assets	$1,006,660	$839,890	$386,987	$301,498	$275,708
Current debt and warrant derivative liability:					
Cash overdraft	$ —	$ —	$ 6,107	$ 3,694	$ —
Warrant derivative liabilities	—	—	—	34,335	3,683
Borrowings under revolving lines of credit, current portions of long-term debt and other obligations	34,773	6,657	6,348	50,744	69,031
	$ 34,773	$ 6,657	$ 12,455	$ 88,773	$ 72,714
Long-term debt, net of current portions:					
Borrowings under revolving lines of credit	$ —	$229,752	$ 63,769	$ —	$ —
Senior notes payable and other obligations	343,000	69,282	20,156	22,660	149
Junior subordinated notes payable	—	—	—	17,071	35,171
Subordinated notes payable to related parties and notes payable to stockholders	—	—	—	29,442	27,087
Other long-term obligations	31,270	10,610	1,668	976	497
	$ 374,270	$309,644	$ 85,593	$ 70,149	$ 62,904
Warrant derivative liabilities long-term	$ —	$ —	$ —	$ —	$ 8,243
Stockholders' equity	$ 323,850	$291,169	$178,745	$ 38,245	$ 41,766

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our consolidated financial statements and related notes and other financial information appearing elsewhere in this Form 10-K. In addition to historical information, the following discussion and other parts of this Form 10-K contain forward-looking information that involves risks and uncertainties. Our actual results could differ materially from those anticipated by this forward-looking information due to the factors discussed under "Risk factors," "Forward-looking statements" and elsewhere in this Form 10-K. Certain tabular information will not foot due to rounding.

Overview

We are one of the largest distributors of residential and non-residential roofing materials in the United States and Canada. We are also a distributor of other building materials, including siding, windows, specialty lumber products and waterproofing systems for residential and nonresidential building exteriors. We purchase products from a large number of manufacturers and then distribute these goods to a customer base consisting of contractors and, to a lesser extent, general contractors, retailers and building material suppliers.

We carry up to 10,000 SKUs through 178 branches in the United States and Canada. In fiscal year 2007, approximately 94% of our net sales were in the United States. We stock one of the most extensive assortments of high-quality branded products in the industry, enabling us to deliver products to our customers on a timely basis.

Execution of the operating plan at each of our branches drives our financial results. Revenues are impacted by the relative strength of the residential and non-residential roofing markets we serve. We allow each of our branches to develop its own marketing plan and mix of products based upon its local market. We differentiate ourselves from the competition by providing customer services, including job site delivery, tapered insulation layouts and design and metal fabrication, and by providing credit. We consider customer relations and our employees' knowledge of roofing and exterior building materials to be important to our ability to increase customer loyalty and maintain customer satisfaction. We invest significant resources in training our employees in sales techniques, management skills and product knowledge. While we consider these attributes important drivers of our business, we continually pay close attention to controlling operating costs.

Our growth strategy includes both internal growth (opening new branches, growing sales with existing customers, adding new customers and introducing new products) and acquisition growth. Our main acquisition strategy is to target market leaders in geographic areas that we presently do not serve. Our April 2007 acquisition of North Coast Commercial Roofing Systems, Inc is an example of this approach. North Coast is a leading distributor of commercial roofing systems and related accessories, based in Twinsburg, Ohio, with 16 locations in Ohio, Illinois, Indiana, Kentucky, Michigan, New York, Pennsylvania and West Virginia at the time of the acquisition. There was minimal branch overlap with our existing operations. We also have acquired smaller companies to supplement branch openings within an existing region. Our May 2007 acquisition of Wholesale Roofing Supply ("WRS"), a single location distributor of residential and commercial roofing products located in Knoxville, Tennessee, which we integrated into our Best Distributing region in the Carolinas, is an example of such an acquisition.

General

We sell all materials necessary to install, replace and repair residential and non-residential roofs, including:

- shingles;
- single-ply roofing;
- metal roofing and accessories;
- modified bitumen;
- built up roofing;
- insulation;
- slate and tile;
- fasteners, coatings and cements; and
- other roofing accessories.

We also sell complementary building products such as:

- vinyl siding;
- doors, windows and millwork;
- wood and fiber cement siding;
- residential insulation; and
- waterproofing systems.

The following is a summary of our net sales by product group for the last three full fiscal years:

	Year Ended					
	September 30, 2007		September 30, 2006		September 24, 2005	
	Net Sales	Mix	Net Sales	Mix	Net Sales	Mix
Residential roofing products	$ 699,278	42.5%	$ 731,704	48.8%	$346,293	40.7%
Non-residential roofing products	591,905	36.0%	448,042	29.9%	305,604	35.9%
Complementary building products	354,602	21.5%	320,891	21.4%	199,031	23.4%
	$1,645,785	100.0%	$1,500,637	100.0%	$850,928	100.0%

We have over 40,000 customers, none of which represents more than 0.5% of our net sales. Many of our customers are small to mid-size contractors with relatively limited capital resources. We maintain strict credit approval and review policies, which in the past has helped to keep losses from customer receivables within our expectations. For the past seven years, bad debts have averaged approximately 0.3% of net sales.

Our expenses consist primarily of the cost of products purchased for resale, labor, fleet, occupancy, and selling and administrative expenses. We compete for business and may respond to competitive pressures by lowering prices in order to maintain our market share.

In September 2007, we amended our by-laws to change our year-end date to September 30 of each fiscal year. Prior to that amendment, we used a 52/53 week fiscal year ending on the last Saturday of September. Our fiscal years ended September 24, 2005 ("2005") and September 30, 2007 ("2007") contained 52 weeks, while the fiscal year ended September 30, 2006 ("2006") contained 53 weeks.

Since 1997, we have made seventeen strategic and complementary acquisitions and opened 32 new branches. We opened six branches each in 2005 and 2006, and eight in 2007. When we open a new branch, we transfer a certain level of existing business from an existing branch to the new branch. This allows the new branch to commence with a base business and also allows the existing branch to target other growth opportunities.

In managing our business, we consider all growth, including the opening of new branches, to be internal growth unless it is a result of an acquisition. In our management's discussion and analysis of financial condition and results of operations, when we refer to growth in existing markets, we include growth from existing and newly-opened branches but exclude growth from acquired branches until they have been under our ownership for at least four full fiscal quarters at the start of the reporting period. Our average annual internal sales growth over the three fiscal years since our IPO was 8.1%.

Results of operations

The following discussion compares our results of operations for 2007, 2006 and 2005.

The following table shows, for the periods indicated, information derived from our consolidated statements of operations expressed as a percentage of net sales for the period presented. Percentages may not foot due to rounding.

	Year ended		
	September 30, 2007	September 30, 2006	September 24, 2005
Net sales	100.0%	100.0%	100.0%
Cost of products sold	77.3	75.7	75.7
Gross margin	22.7	24.3	24.3
Operating expenses	18.5	17.6	17.2
Income from operations	4.2	6.7	7.1
Interest expense	(1.7)	(1.3)	(0.6)
Loss on early retirement of debt	—	—	(0.1)
Income before income taxes	2.6	5.4	6.5
Income taxes	(1.0)	(2.1)	(2.6)
Net income	1.5%	3.3%	3.9%

2007 compared to 2006

The following table shows a summary of our results of operations for 2007 and 2006, broken down by existing markets and acquired markets.

For the Fiscal Years Ended

	Existing Markets		Acquired Markets		Consolidated	
	2007	2006	2007	2006	2007	2006
			(in thousands)			
Net sales	$970,457	$1,019,858	$675,328	$480,779	$1,645,785	$1,500,637
Gross profit	227,274	247,137	146,643	117,000	373,917	364,137
Gross margin	23.4%	24.2%	21.7%	24.3%	22.7%	24.3%
Operating expenses	157,946	162,204	146,163	101,632	304,109	263,836
Operating expenses as a % of net sales	16.3%	15.9%	21.6%	21.1%	18.5%	17.6%
Operating income	$ 69,328	$ 84,933	$ 480	$ 15,368	$ 69,808	$ 100,301
Operating margin	7.1%	8.3%	0.1%	3.2%	4.2%	6.7%

Net Sales

Consolidated net sales increased $145.1 million, or 9.7%, to $1,645.8 million in 2007 from $1,500.6 million in 2006. Sales from acquired markets increased $194.5 million, while existing markets saw internal contraction of $49.4 million, or 4.8%. There were four fewer business days in 2007 as compared to 2006, which we believe decreased annual existing market sales by approximately 1.5%. During 2007, we added 17 branches through acquisitions, opened eight new branches and closed two branches. The product group sales for our existing markets were as follows:

For the fiscal years ended

	Existing Markets						%Change Based On Average Sales Per Business Day
	2007		2006		Change		
	Net Sales	Mix	Net Sales	Mix			
			(dollars in millions)				
Residential roofing products	$399.3	41.1%	$ 435.1	42.7%	$(35.8)	−8.2%	−6.8%
Non-residential roofing products	365.7	37.7%	356.1	34.9%	9.6	2.7%	4.3%
Complementary building products	205.5	21.2%	228.7	22.4%	(23.2)	−10.1%	−8.7%
	$970.5	100.0%	$1,019.9	100.0%	$(49.4)	−4.8%	−3.3%

Note: Total 2007 existing market sales of $970.5 million plus 2007 sales from acquired markets of $675.3 million equal $1,645.8 million of total 2007 sales. Our acquired markets had product group sales of $300.0, $226.2 and $149.1 million in residential roofing products, non-residential roofing products, and complementary building products, respectively for 2007. Total 2006 existing market sales of $1,019.9 million plus 2006 sales from acquired markets of $480.8 million equal $1,500.6 million of total 2006 sales. We believe the existing market information is useful to investors because it helps explain organic growth or decline.

Our existing market sales were affected by the following factors:

- a substantial decline in new residential construction, especially in the mid-Atlantic states;
- a significant slowdown in re-roofing and reconstruction activities in certain areas of Texas, the Gulf Coast and Southeastern US affected by Hurricanes Katrina and Rita;
- four fewer business days; and
- harsher winter conditions this year in the Northeast, Canada, and Midwest; partially offset by the positive impact of:
  - continued growth in non-residential roofing; and
  - six new branches opened in existing markets since September 30, 2006.

Gross Profit

	2007	2006	Change		
	(dollars in millions)				
Gross profit	$373.9	$364.1	$ 9.8		2.7%
Existing markets	227.3	247.1	(19.8)		−8.0%
Gross margin	22.7%	24.3%		−1.6%	
Existing markets	23.4%	24.2%		−0.8%	

In 2007 our existing markets' gross profit declined 8.0% or $19.8 million compared to 2006, despite the six new branches, while acquired markets' gross profit increased $29.6 million. Existing markets' gross margin decreased to 23.4% in 2007 from 24.2% in 2006. The existing market decrease was caused by an increase in competitive conditions and generally lower construction activity. We experienced the highest margin compression in the markets that experienced the benefit of additional hurricane activity in 2006 and in our regions with higher sales mix of new residential roofing products. Our overall gross margin has also decreased due primarily to those factors and the increase in product mix of traditionally lower gross margin non-residential roofing products. We expect our future overall gross margins to fluctuate from 22% to 25% depending on our product mix and competitive circumstances.

Operating Expenses

	2007	2006	Change		
	(dollars in millions)				
Operating expenses	$304.1	$263.8	$ 40.3		15.3%
Existing markets	157.9	162.2	(4.3)		−2.6%
Operating expenses as a % of sales	18.5%	17.6%		0.9%	
Existing markets	16.3%	15.9%		0.4%	

Our existing markets' operating expenses decreased by 2.6% or $4.3 million in 2007 while acquired markets' operating expenses increased $44.5 million. The acquired markets' 2007 and 2006 operating expenses included $13.6 and $8.3 million, respectively, for the amortization of intangible assets recorded under purchase accounting. The existing markets' operating expense decline was due primarily to reductions in payroll and related costs ($2.9 million), other general and administrative expenses ($1.0 million) and selling costs ($0.4 million), which include transportation costs. These reductions resulted from cost-saving measures, improved insurance claims experience and from our lower sales volume and were partially offset by increased warehouse expense ($1.3 million), principally from our six new branches opened in existing markets since September 30, 2006, and higher depreciation and amortization ($1.4 million) resulting primarily from the depreciation of new transportation equipment. In addition, existing markets' general and administrative expenses benefited by $2.7 million from leveraging certain expenses over a larger base of branches, including our acquired markets. Total operating costs in 2007 include approximately $3.6 million incurred at the new branches, excluding allocated costs. Stock option expense increased $1.8 million in 2007 from 2006 due to the impact of our 2007 grants.

Existing markets' operating expenses as a percentage of net sales increased to 16.3% from 15.9%, primarily due to the lower sales and the relatively fixed structure of our current operating expenses. Overall operating expenses increased to 18.5% of net sales in 2007 from 17.6% in 2006, due to the lower sales, higher operating cost percentages at Shelter and Pacific, and the impact from the additional amortization expense mentioned above, offset somewhat by a lower operating cost percentage at North Coast.

Interest Expense

Interest expense increased $8.0 million to $27.4 million in 2007 from $19.5 million in 2006. We refinanced our credit facilities in November 2006 and incurred additional borrowings to finance our acquisitions, both of which increased our debt level since September 30, 2006. Average interest rates during 2007 also increased from the prior year, which affected interest expense on our variable rate-debt.

Income Taxes

Income tax expense decreased to $17.1 million in 2007 from $31.5 million in 2006. Our 2007 effective income tax rate was 40.3%, compared to our 2006 effective income tax rate of 39.0%. The rate increase was primarily due to the 2006 reversal of $1.1 million of previously accrued income taxes related to previously filed tax returns. We expect our future effective income tax rate to fluctuate around 40.0%, depending primarily upon the results of our operations in Canada and in the various states in which we operate.

2006 compared to 2005

The following table shows a summary of our results of operations for 2006 and 2005, broken down by existing markets and acquired markets.

For the Fiscal Years Ended

	Existing Markets		Acquired Markets		Consolidated	
	2006	2005	2006	2005	2006	2005
			(in thousands)			
Net sales	$866,759	$755,502	$633,878	$95,426	$1,500,637	$850,928
Gross profit	220,253	191,253	143,884	15,942	364,137	207,195
Gross margin	25.4%	25.3%	22.7%	16.7%	24.3%	24.3%
Operating expenses	140,001	133,438	123,835	13,038	263,836	146,476
Operating expenses as a % of net sales	16.1%	17.7%	19.5%	13.7%	17.6%	17.2%
Operating income	$ 80,252	$ 57,815	$ 20,049	$ 2,904	$ 100,301	$ 60,719
Operating margin	9.3%	7.7%	3.2%	3.0%	6.7%	7.1%

Net Sales

Consolidated net sales increased $649.7 million, or 76.4%, to $1,500.6 million in 2006 from $850.9 million in 2005. Existing markets saw internal growth of $111.3 million, or 14.7%, while our 2006 acquisitions contributed the remaining increase. During 2006, we added 65 branches through acquisitions and opened six new branches. In addition, there were four additional business days in 2006, which boosted annual existing market sales by approximately 2.3%. Our acquired markets increased sales by $538.4 million over 2005 and had overall product group sales of $378.4, $132.2 and $123.3 million in residential roofing products, non-residential roofing products, and complementary building products, respectively. A portion of the acquired and existing markets' business benefited from

the Gulf Coast rebuilding that occurred following Hurricanes Katrina and Rita. The product group sales for our existing markets were as follows:

	2006		2005		Growth	
	Net Sales	Mix	Net Sales	Mix		
	(dollars in millions)					
Residential roofing products	$353.4	40.8%	$292.9	38.8%	$ 60.5	20.7%
Non-residential roofing products	315.8	36.4%	284.1	37.6%	31.7	11.2
Complementary building products	197.6	22.8%	178.5	23.6%	19.1	10.7
	$866.8	100.0%	$755.5	100.0%	$111.3	14.7%

Our existing market growth was due primarily to the following factors:

- strong residential roofing demand,
- continued penetration into complementary building products markets,
- a robust non-residential market, including the impact of large price increases,
- continued home re-modeling demand,
- opening of 6 greenfield branches, and
- overall estimated price increases of approximately 5% to 7%.

Gross Profit

	2006	2005	Change	
	(dollars in millions)			
Gross profit	$364.1	$207.2	$156.9	75.7%
Gross margin	24.3%	24.3%	—	

Our overall gross profit increased $156.9 million while our overall gross margin was consistent at 24.3%. Our existing markets' gross profit growth of 15.2% contributed $29.0 million to the total gross profit increase while our acquired markets accounted for the remaining $127.9 million of the increase. Existing markets' gross margin was 25.4% in 2006 compared to 25.3% in 2005, due mainly to the increase in residential roofing sales as a percentage of total sales in existing markets, which generally have higher gross margins than non-residential roofing sales. Our acquired markets had an overall lower gross margin than our existing markets in 2006, including some unfavorable physical inventory adjustments, which negatively impacted our overall gross margin.

Operating Expenses

	2006	2005	Change	
	(dollars in millions)			
Operating expenses	$263.8	$146.5	$117.3	80.1%
Operating expenses as a % of sales	17.6%	17.2%	0.4%	

Operating expenses increased $117.3 million or 80.1% to $263.8 million in 2006 from $146.5 million in 2005. Our acquired markets contributed $110.7 million of this increase while existing markets' operating expenses increased $6.6 million or 4.9%. The existing markets' operating expense increase was due primarily to increased payroll and related costs of $7.4 million, or 9.3%. Much of the increase in payroll costs was driven by our increased sales volume. We also hired additional personnel during 2006 to assist with our substantial growth, including additional corporate staff and trainees for

future expansion. We adopted Statement of Financial Accounting Standards ("SFAS") 123R, *Share-Based Payments,* in 2006 and incurred $3.2 million in stock-based compensation associated with stock options as compared to $0.7 million in 2005. We experienced a decrease of $1.4 million in professional fees in 2006, as 2005 included the costs associated with the implementation of Sarbanes-Oxley Section 404. In 2006, we used more internal resources for our Sarbanes-Oxley Section 404 compliance compared to 2005. Our bad debts in existing markets decreased $1.5 million as the quality of our accounts receivable improved due to the robust roofing market and improved collection processes and procedures. Most other expenses increased commensurate with our existing markets' growth, including the six new branches.

Operating expenses increased as a percentage of net sales to 17.6% in 2006 from 17.2% in 2005, primarily due to our acquired markets' higher operating expenses as a percentage of net sales, including amortization expense that increased approximately $8.5 million. The higher amortization expense primarily resulted from the amortization of the intangible assets recorded for acquired companies' customer relationships. That impact was partially offset by leveraging our existing markets' fixed costs over increased net sales.

Interest Expense

Interest expense increased $14.6 million to $19.5 million in 2006 from $4.9 million in 2005. This increase was due primarily to the fact that we financed most of the $336.3 million cost of our 2006 acquisitions with additional debt, partially offset by our net equity offering proceeds of $51.6 million in December 2005. To a lesser extent, interest expense also increased due to higher interest rates.

Income Taxes

Income tax expense increased to $31.5 million in 2006 from $22.0 million in 2005. Our 2006 effective income tax rate was 39.0%, compared to our 2005 effective income tax rate of 40.0%. The slight rate decrease was primarily due to the 2006 reversal of $1.1 million of previously accrued income taxes related to previously filed tax returns. We expect our future effective income tax rate to fluctuate around 40.0%, depending primarily upon the results of our operations in Canada and in the various states in which we operate.

Seasonality and quarterly fluctuations

In general, sales and net income are highest during our first, third and fourth fiscal quarters, which represent the peak months of construction and re-roofing, especially in our northeastern U.S. and Canada regions. Our sales are substantially lower during the second quarter, when we usually incur net losses. These quarterly fluctuations have diminished as we have diversified into the southern regions of the United States.

We generally experience an increase of inventory, accounts receivable and accounts payable during the first, third and fourth quarters of the year as a result of seasonality. Our borrowings generally peak during the third quarter, primarily because dated accounts payable offered by our suppliers typically are payable in April, May and June, while our peak accounts receivable collections typically occur from June through November.

We also usually experience a slowing of collections of our accounts receivable during our second quarter, mainly due to the inability of our customers to conduct their businesses effectively in inclement weather. We continue to attempt to collect those receivables which require payment under our standard terms. We do not provide any concessions to our customers during this period of the year to incentivize sales. Also, during the second quarter, we generally experience our lowest availability under our senior secured credit facilities, which are based on accounts receivable.

Certain quarterly financial data

The following table sets forth certain unaudited quarterly data for the fiscal years 2007 and 2006 which, in the opinion of management, reflect all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation of this data. Results of any one or more quarters are not necessarily indicative of results for an entire fiscal year or of continuing trends. Totals may not foot due to rounding.

	Fiscal year 2007				Fiscal year 2006			
	Qtr 1	Qtr 2	Qtr 3	Qtr 4	Qtr 1	Qtr 2	Qtr 3	Qtr 4
	(dollars in millions, except per share data) (unaudited)							
Net sales	$380.2	$286.9	$484.9	$493.8	$339.9	$322.4	$407.1	$431.3
Gross profit	91.7	66.2	107.8	108.2	83.7	77.8	100.3	102.2
Income from operations	21.1	(4.2)	26.7	26.3	25.7	12.4	32.5	29.7
Net income (loss)	$ 8.8	$ (6.3)	$ 11.5	$ 11.3	$ 12.9	$ 4.8	$ 17.1	$ 14.5
Earnings (loss) per share—basic	$ 0.20	$(0.14)	$ 0.26	$ 0.26	$ 0.32	$ 0.11	$ 0.39	$ 0.33
Earnings (loss) per share—fully diluted	$ 0.20	$(0.14)	$ 0.26	$ 0.25	$ 0.30	$ 0.11	$ 0.38	$ 0.32
Quarterly sales as % of year's sales	23.1%	17.4%	29.5%	30.0%	22.6%	21.5%	27.1%	28.8%
Quarterly gross profit as % of year's gross profit	24.5%	17.7%	28.8%	28.9%	23.0%	21.4%	27.6%	28.1%
Quarterly income from operations as % of year's income from operations	30.2%	−6.1%	38.2%	37.7%	25.6%	12.4%	32.4%	29.6%

Note: Qtr 1 of 2007 had five fewer business days compared to Qtr. 1 of 2006. We incurred charges for stock-based compensation of approximately $1.3, $1.3, $1.3 and $1.1 million in Qtr 1, Qtr 2, Qtr 3 and Qtr 4 of 2007 compared to $0.6, $0.6, $1.0 and $1.0 million in Qtr 1, Qtr 2, Qtr 3 and Qtr 4 of 2006. Due to rounding, the fully-diluted earnings per share amounts for the four quarters of 2007 and 2006 do not add to the annual amount of $0.56 and $1.12 per share, respectively.

Impact of inflation

We believe that our results of operations are not materially impacted by moderate changes in the inflation rate. Inflation and changing prices did not have a material impact on our operations in 2007, 2006 and 2005, although we did experience some price increases in our purchasing costs in 2006 and 2005. In general, we have been able to pass on price increases to our customers.

Liquidity and capital resources

We had cash and cash equivalents of $6.5 million at September 30, 2007 compared to cash of $1.8 million at September 30, 2006. Our net working capital was $215.5 million at September 30, 2007 compared to $205.4 million at September 30, 2006.

2007 compared to 2006

Our net cash provided by operating activities was $63.8 million for 2007 compared to $82.8 million for 2006. Our income from operations decreased to $69.8 million in 2007 from $100.3 million in 2006. Accounts receivable, excluding the effect of acquisitions, increased by $22.0 million in 2007, due to the seasonal increase at North Coast following the April acquisition offset somewhat by decreases in our other regions. The number of days outstanding for accounts receivable, excluding North Coast, decreased slightly in 2007. Inventory levels, excluding the effect of acquisitions, decreased by $13.8 million due to the intentional slowing of purchases to better correlate with the lower sales trend and to enhance our year-end physical inventory process, offset somewhat by the additional inventory at eight new branches. Average inventory per branch is down about 10% in 2007 as compared to 2006,

with inventory turns, excluding North Coast, consistent with 2006. In addition to the positive impact from decreased inventories, prepaid expenses and other assets, excluding the effect of acquisitions, decreased by $7.0 million, mainly due to lower levels of vendor rebates, while accounts payable and accrued expenses, excluding the effect of acquisitions, declined only $0.1 million.

Net cash used in investing activities in 2007 was $143.3 million compared to $355.3 million in 2006, due primarily to our acquisitions for which we paid $120.2 and $336.3 million, respectively. Net capital expenditures in 2007 increased by $4.1 million compared to 2006 due to a higher number of purchases of new transportation and warehouse equipment to service our larger number of branches.

Net cash provided by financing activities was $83.7 million in 2007 compared to $280.6 million in 2006. The net cash provided by financing activities in 2007 primarily reflects borrowings under our new term loan to refinance our prior revolving facilities and term loans and payment of related deferred financing costs. The net cash provided by financing activities in 2006 primarily reflected borrowings under our prior revolving lines of credit and term loans, mostly for our acquisitions, and the net proceeds from our secondary stock offering in December 2005.

2006 compared to 2005

Our net cash provided by operating activities was $82.8 million for 2006 compared to $6.1 million for 2005. Our sales growth drove our income from operations to $100.3 million in 2006 from $60.7 million in 2005. Accounts receivable, exclusive of the effect of businesses acquired, increased by $15.6 million in 2006 and $17.4 million in 2005 due to strong increases in sales. The number of days outstanding based upon our sales improved to approximately 51 days for 2006 as compared to 52 days in 2005.

Accounts payable and accrued expenses, exclusive of the effects of businesses acquired, increased by $37.6 million in 2006 due primarily to an increase in purchases and slightly longer vendor payment terms. Inventory increased by $9.1 million in 2006, mainly due to the opening of six new branches during the year.

Net cash used in investing activities in 2006 was $355.3 million compared to $48.5 million in 2005, due primarily to our 2006 acquisitions that had an aggregate net purchase price of $336.3 million. Net capital expenditures increased to $19.1 million from $10.8 million as we opened six new branches in 2006 and continued to purchase transportation and warehouse equipment to service our growth and to upgrade and maintain our fleet of trucks.

Net cash provided by financing activities was $280.6 million in 2006 compared to $39.9 million in 2005. The net cash provided by financing activities in 2006 reflects borrowings under our revolving lines of credit, primarily for the acquisitions, and the net proceeds from our secondary offering in December 2005.

Capital Resources

Our principal source of liquidity at September 30, 2007 was our cash and cash equivalents of $6.5 million and our available borrowings of $131.0 million under revolving lines of credit. Our borrowing base availability is determined primarily by trade accounts receivable, less outstanding borrowings. Borrowings outstanding under the revolving lines of credit in the accompanying balance sheet at September 30, 2007 were classified as short-term debt since we paid off those borrowings subsequent to year-end and there is no current expectation of a minimum level of outstanding revolver borrowings in fiscal year 2008. We classify as short-term debt the minimum amount expected to be outstanding during the following twelve months. Borrowings outstanding under the revolving lines of credit at September 30, 2006 were classified as long-term debt in accordance with EITF Issue 95-22, *Balance Sheet Classification of Borrowings Outstanding under Revolving Credit Arrangements that include*

both a Subjective Acceleration Clause and a Lock-Box Arrangement, and SFAS No. 6, *Short-term Debt Expected to be Refinanced on a Long-term Basis.*

Liquidity is defined as the current amount of readily available cash and the ability to generate adequate amounts of cash to meet the current needs for cash. We assess our liquidity in terms of our cash and cash equivalents on hand and the ability to generate cash to fund our operating activities, taking into consideration the seasonal nature of our business.

Significant factors which could affect future liquidity include the following:

- the adequacy of available bank lines of credit;
- the ability to attract long-term capital with satisfactory terms;
- cash flows generated from operating activities;
- acquisitions; and
- capital expenditures.

Our primary capital needs are for working capital obligations and other general corporate purposes, including acquisitions and capital expenditures. Our primary sources of working capital are cash from operations and cash equivalents, supplemented by bank borrowings. In the past, we have financed acquisitions initially through increased bank borrowings, the issuance of common stock and/or other borrowings. We then repay any such borrowings with cash flows from operations. The November 2006 refinancing of our credit facilities discussed below provided us with approximately $47 million of additional funds at the time of the closing for future acquisitions and ongoing working capital requirements. We have funded our past capital expenditures through increased bank borrowings, including equipment financing, or through capital leases, and then have reduced these obligations with cash flows from operations.

We believe we have adequate current liquidity and availability of capital to fund our present operations, meet our commitments on our existing debt and fund anticipated growth, including expansion in existing and targeted market areas. We continually seek potential acquisitions and from time to time hold discussions with acquisition candidates. If suitable acquisition opportunities or working capital needs arise that would require additional financing, we believe that our financial position and earnings history provide a strong base for obtaining additional financing resources at competitive rates and terms, as we have in the past. We may also issue additional shares of common stock to raise funds, which we did in December 2005, or we may issue preferred stock.

Indebtedness

We currently have the following credit facilities:

- a senior secured credit facility in the U.S.;
- a Canadian senior secured credit facility; and
- two equipment financing facilities.

Senior Secured Credit Facilities

On November 2, 2006, we entered into an amended and restated seven-year $500 million U.S. senior secured credit facility and a C$15 million senior secured Canadian credit facility with GE Antares Capital ("GE Antares") and a syndicate of other lenders (combined, the "Credit Facility"). The Credit Facility refinanced the prior $370 million credit facilities that also were provided through GE Antares. The Credit Facility provides us with lower interest rates and available funds for future acquisitions and ongoing working capital requirements. In addition, the Credit Facility increases the allowable total equipment financing and/or capital lease financing to $35 million. The Credit Facility

provides for a cash receipts lock-box arrangement that gives us sole control over the funds in lock-box accounts, unless excess availability is less than $10 million or an event of default occurs, in which case the senior secured lenders would have the right to take control over such funds and to apply such funds to repayment of the senior debt.

The Credit Facility consists of a U.S. revolving credit facility of $150 million (the "US Revolver"), which includes a sub-facility of $20 million for letters of credit, and an initial $350 million term loan (the "Term Loan"). The Credit Facility also includes a C$15 million senior secured revolving credit facility provided by GE Canada Finance Holding Company (the "Canada Revolver"). There was a combined $131.0 million available for borrowings and $26.1 million outstanding under the US Revolver and Canadian Revolver at September 30, 2007. There were $6.5 million of outstanding standby letters of credit at September 30, 2007. The Term Loan requires amortization of 1% per year, payable in quarterly installments of approximately $0.9 million, and the remainder is due in 2013. The Credit Facility may also be expanded by up to an additional $200 million under certain conditions. There are mandatory prepayments under the Credit Facility under certain conditions, including the following cash flow condition:

Excess Cash Flow

On May 15 of each fiscal year, commencing on May 15, 2008, we must pay an amount equal to 50% of the Excess Cash Flow (as defined in the Credit Facility) for the prior fiscal year, not to exceed $7.0 million with respect to any fiscal year. Based on our results for 2007, no payment will be due next year.

Interest

Interest on borrowings under the U.S. credit facility is payable at our election at either of the following rates:

- the base rate (that is the higher of (a) the base rate for corporate loans quoted in The Wall Street Journal or (b) the Federal Reserve overnight rate plus ½ of 1%) plus a margin of 0.75% for the Term Loan.
- the current LIBOR Rate plus a margin of 1.00% (for U.S. Revolver loans) or 2.00% (for Term Loan).

Interest under the Canadian credit facility is payable at our election at either of the following rates:

- an index rate (that is the higher of (1) the Canadian prime rate as quoted in The Globe and Mail and (2) the 30-day BA Rate plus 0.75%), or
- the BA rate as described in the Canadian facility plus 1.00%.

The US Revolver currently carries an interest rate of LIBOR plus 1% (6.80% at September 30, 2007), while the Canada revolver carries an interest rate of the Canadian prime rate plus 0.75% (6.25% at September 30, 2007), and the Term Loan carries an interest rate of LIBOR plus 2% (7.36% and 7.55% for two LIBOR arrangements under the Term Loan at September 30, 2007). Unused fees on the revolving credit facilities are 0.25% per annum. Availability under the revolving credit facilities is limited to 85% of eligible accounts receivable, increasing to 90% from January through April of each

year. Financial covenants, which apply only to the Term Loan, are limited to a leverage ratio and a yearly capital expenditure limitation as follows:

Maximum Consolidated Leverage Ratio

On the last day of each fiscal quarter, commencing with the quarter ended December 31, 2006, our Consolidated Leverage Ratio, as defined, must not be greater than 4.00:1.0. At September 30, 2007, this ratio was 3.48:1.0.

Capital Expenditures

We cannot incur aggregate Capital Expenditures, as defined, in excess of three percent (3.00%) of consolidated gross revenue for any fiscal year.

As of September 30, 2007, we were in compliance with these covenants. Substantially all of our assets, including the capital stock and assets of wholly-owned subsidiaries secure obligations under the Credit Facility.

Prior Senior Secured Credit Facilities

The credit facilities in place prior to the Credit Facility discussed above were amended in October 2005 and January 2006, scheduled to mature on October 14, 2010 and consisted of a $280 million U.S. revolving line of credit and a $C15 million Canadian revolving line of credit, referred to as revolvers, and term loans totaling $90 million. These facilities provided for the same lock-box arrangements as under the Credit Facility.

At the time of the refinancing discussed above, there was $227.8 million of borrowings outstanding under the prior revolvers. The outstanding revolver borrowings at that date carried a weighted-average interest rate of 7.03%. The outstanding revolver borrowings at September 30, 2006 carried a weighted-average interest rate of 6.97% and were classified as long-term debt since the amounts were expected to be outstanding for greater than one year.

Equipment Financing Facilities

We have two equipment financing facilities that allow for the financing of purchased transportation and material handling equipment totaling $32.9 million with $5.5 million of remaining availability as of September 30, 2007. There was $27.4 million of equipment financing loans outstanding at September 30, 2007, with fixed interest rates ranging from 4.7% to 7.4%.

Contractual Obligations

At September 30, 2007, our contractual obligations were as follows:

	Fiscal years					
	2008	2009	2010	2011	2012	Thereafter
Senior bank debt	$30.5	$ 3.5	$ 3.5	$ 3.5	$ 3.5	$329.0
Equipment financing and other (1)	4.3	8.0	9.0	4.7	4.1	5.5
Operating leases	21.6	20.2	16.8	12.1	8.5	15.0
Non-cancelable purchase obligations (2)	—	—	—	—	—	—
Total	$56.4	$31.7	$29.3	$20.3	$16.1	$349.5

(1) The equipment financing relates to purchases of certain transportation and material handling equipment. Other obligations relate to escrow payments due to sellers for recent acquisitions.

(2) In general, we purchase products under purchase obligations that are cancelable by us without cost or expire after 30 days.

Capital expenditures

Excluding acquisitions, we incurred net capital expenditures of $23.1, $19.1 and $10.8 million in 2007, 2006 and 2005, respectively. Over 85% of our capital expenditures have generally been made for transportation and material handling equipment. Net capital expenditures as a percentage of revenues increased slightly to 1.4% in 2007 from 1.3% in 2006, as we upgraded the fleet of our acquired companies. We expect future net capital expenditures as a percentage of sales to range from 1.0% to 1.5%.

Off-balance sheet arrangements

We have no off-balance sheet arrangements.

Critical accounting policies

Critical accounting policies are those that are both important to the accurate portrayal of a company's financial condition and results and require subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

In order to prepare financial statements that conform to accounting principles generally accepted in the United States, commonly referred to as U.S. GAAP, we make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes. Certain estimates are particularly sensitive due to their significance to the financial statements and the possibility that future events may be significantly different from our expectations.

We have identified the following accounting policies that require us to make the most subjective or complex judgments in order to fairly present our consolidated financial position and results of operations.

Stock-based compensation

Effective September 25, 2005, we adopted Statement of Financial Accounting Standards ("SFAS") 123R, *Share-Based Payments*, using the modified-prospective transition method. Prior to 2006, we accounted for stock awards granted to employees under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees, and Related Interpretations*. As a result, no compensation expense was previously recognized for stock options granted to employees after our IPO, other than the 2005 amortization of deferred compensation, because all such stock options granted had exercise prices equal to the market value of our stock on the date of the grant.

Under the modified-prospective transition method, compensation expense recognized in 2007 and 2006 included: (a) compensation cost for all unvested share-based awards granted prior to September 25, 2005, based on the grant date fair value estimated in accordance with SFAS 123, *Accounting For Stock-Based Compensation,* and (b) compensation cost for all share-based awards granted subsequent to September 24, 2005, based on the grant date fair value estimated in accordance with SFAS 123R. Results of prior periods have not been restated. SFAS 123R also requires us to estimate forfeitures in calculating the expense related to stock-based compensation. The impact of estimating forfeitures upon adoption was not material. In addition, SFAS 123R requires us to reflect the benefits of tax deductions in excess of recognized compensation cost to be reported as both a financing cash inflow and an operating cash outflow upon adoption. The excess tax benefit classified as a financing activity would have been classified as an operating inflow if we had not adopted SFAS 123R.

Interest rate swaps and collars

We enter into interest rate swaps and collars to minimize the risks and costs associated with financing activities, as well as to maintain an appropriate mix of fixed-and floating-rate debt. The swap agreements are contracts to exchange variable-rate for fixed-interest rate payments over the life of the agreements. The collar agreements provide for fixed-rate caps and floors. Our current derivative instruments are designated as cash flow hedges, for which we record the effective portions of changes in their fair value, net of tax, in other comprehensive income. We recognize any ineffective portion of our hedges in earnings, of which there has been none to date. Our prior derivative instruments were not designated as hedges and therefore changes in their fair values were recorded in interest expense.

Allowance for doubtful accounts

We maintain an allowance for doubtful accounts for estimated losses due to the failure of our customers to make required payments. We perform periodic credit evaluations of our customers and typically do not require collateral. Consistent with industry practices, we require payment from most customers within 30 days, except for sales to our commercial roofing contractors, which we typically require to pay in 60 days.

As our business is seasonal in certain regions, our customers' businesses are also seasonal. Sales are lowest in the winter months and our past due accounts receivable balance as a percentage of total receivables generally increases during this time. Throughout the year, we record estimated reserves based upon our judgment of specific customer situations, aging of accounts and our historical write-offs of uncollectible accounts.

Periodically, we perform a specific analysis of all accounts past due and write off account balances when we have exhausted reasonable collection efforts and determined that the likelihood of collection is remote based upon the following factors:

- aging statistics and trends;
- customer payment history;
- independent credit reports; and
- discussions with customers.

We charge these write-offs against our allowance for doubtful accounts. In the past five years, write-offs have averaged approximately 0.3% of net sales.

Inventory valuation

Product inventories represent one of our largest assets and are recorded at net realizable value. Our goal is to manage our inventory so that we minimize out of stock positions. To do this, we maintain an adequate inventory of SKUs at each branch based on sales history. At the same time, we continuously strive to better manage our slower moving classes of inventory. During the year, we monitor our inventory levels by branch and record provisions for excess inventories based on slower moving inventory. We define potential excess inventory as the amount of inventory on hand in excess of the historical usage, excluding items purchased in the last three months. We then apply our judgment as to forecasted demand and other factors, including liquidation value, to determine the required adjustments to net realizable value. In addition, at the end of each year, we evaluate our inventory at each branch and write off and dispose of obsolete products. Our inventories are generally not susceptible to technological obsolescence.

During the year, we perform periodic cycle counts and write off excess or damaged inventory as needed. At year-end we take a physical inventory and record any necessary additional write-offs.

Vendor rebates

We account for vendor rebates in accordance with EITF Issue 02-16, *Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor.* Many of our arrangements with our vendors provide for us to receive a rebate of a specified amount, payable to us when we achieve any of a number of measures generally related to the volume of purchases from our vendors. We account for these rebates as a reduction of the prices of the related vendors' products, which reduces the inventory cost until the period in which we sell the product, at which time these rebates reduce cost of sales in our income statement. Throughout the year, we estimate the amount of rebates receivable based upon the expected level of purchases. We continually revise these estimates to reflect actual rebates earned based on actual purchase levels. Historically, our actual rebates have been within our expectations used for our estimates. If we fail to achieve a measure which is required to obtain a vendor rebate, we will have to record a charge in the period that we determine the criteria or measure for the vendor rebate will not be met to the extent the vendor rebate was estimated and included as a reduction to cost of sales.

If market conditions were to change, vendors may change the terms of some or all of these programs. Although these changes would not affect the amounts which we have recorded related to products already purchased, it may impact our gross margin on products we sell or revenues earned in future periods.

Revenue recognition

We recognize revenue in accordance with SEC Staff Accounting Bulletin 101, *Revenue Recognition in Financial Statements*, as amended by Staff Accounting Bulletin 104. The Securities and Exchange Commission requires that the following four basic criteria must be met before we recognize revenue:

- persuasive evidence of an arrangement exists;
- delivery has occurred or services have been rendered;
- the seller's price to the buyer is fixed or determinable; and
- collectibility is reasonably assured.

We generally recognize revenue at the point of sale or upon delivery to the customer's site. For goods shipped by third party carriers, we recognize revenue upon shipment since the terms are FOB shipping point. Approximately 80% of our revenues are for products delivered by us or picked up by our customers at our facilities, which provides for timely and accurate revenue recognition.

We also ship certain products directly from the manufacturer to the customer. We recognize the gross revenue for these sales in accordance with EITF Issue 99-19, *Reporting Revenue Gross as a Principal versus Net as an Agent*. Revenues are recognized upon notifications of deliveries from our vendors. Delays in receiving delivery notifications could impact our financial results, although it has not been material to our consolidated results of operations in the past.

We also provide certain job site delivery services, which include crane rentals and rooftop deliveries of certain products, for which the associated revenues are recognized upon completion of the services. These revenues represent less than 1% of our net sales.

All revenues recognized are net of allowances for discounts and estimated returns, which are provided for at the time of pick up or delivery. In the past, customer returns have not been material to our consolidated results of operations.

Income taxes

We account for income taxes using the liability method, which requires us to recognize a current tax liability or asset for current taxes payable or refundable and a deferred tax liability or asset for the estimated future tax effects of temporary differences between the financial statement and tax reporting bases of assets and liabilities to the extent that they are realizable. Deferred tax expense (benefit) results from the net change in deferred tax assets and liabilities during the year.

We have operations in 34 U.S. states and three provinces in Canada and we are subject to potential tax audits in each of these jurisdictions and federally in both the United States and Canada. These audits may involve complex issues, which may require an extended period of time to resolve. Accruals for tax contingencies require us to make estimates and judgments with respect to the ultimate outcome of potential tax audits. Actual results could differ from these estimates.

Goodwill

Goodwill is not amortized for financial reporting purposes and represents the excess of the amount we paid to acquire businesses over the estimated fair value of tangible assets and identifiable intangible assets acquired, less liabilities assumed. At September 30, 2007, our goodwill balance was approximately $355.2 million, representing approximately 35% of our total assets.

Under SFAS No.142, *Goodwill and Other Intangible Assets*, we test goodwill for impairment in the fourth quarter of each fiscal year or at any other time when impairment indicators exist. Examples of such indicators that would cause us to test goodwill for impairment between annual tests include a significant change in the business climate, unexpected competition, significant deterioration in market share or a loss of key personnel.

We determine fair value using a market approach to value our business, which consists of one reporting unit (i.e. distribution of building materials). We believe our stock price is ordinarily the best indicator of our market value, although aberrations in the stock market may distort our market value and therefore other valuation methods may be more appropriate.

If circumstances change or events occur to indicate that our fair market value has fallen below book value, we will compare the estimated fair value of the goodwill to its book value. If the book value of goodwill exceeds the estimated fair value of goodwill, we will recognize the difference as an impairment loss in the determination of operating income.

Recent accounting pronouncements

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"), which clarifies when tax benefits should be recorded in financial statements, requires certain disclosures of uncertain tax matters and provides guidance on how any tax reserves should be classified in a balance sheet. FIN 48 is effective for us in the fiscal year beginning October 1, 2007. In connection with our adoption of FIN 48, we will need to analyze the filing positions in all of the federal and state jurisdictions where we are required to file income tax returns, as well as all open tax years in these jurisdictions. We are currently evaluating the impact that the adoption of FIN 48 will have on our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"), which addresses how fair value should be measured when required for recognition or disclosure purposes under GAAP. It also establishes a fair value hierarchy and will require expanded disclosures on fair value measurements where applicable. SFAS 157 is effective for us in the fiscal year beginning October 1, 2008. We have not completed assessing the impact that SFAS 157 will have on our consolidated financial statements, although the impact is not currently expected to be material.

In February 2007, the FASB issued Financial Accounting Standards No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115* ("SFAS 159"). SFAS 159 permits companies to measure many financial instruments and certain other items at fair value at specified election dates. SFAS 159 will be effective for us in the fiscal year beginning October 1, 2008. We are currently evaluating the impact that the adoption of SFAS 159 will have on our consolidated financial statements, although the impact is not currently expected to be material.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to certain market risks as part of our on-going business operations. Our primary exposure includes changes in interest rates and foreign exchange rates.

Interest rate risk

Our interest rate risk relates primarily to the variable-rate borrowings under our Credit Facility. The following discussion of our interest rate swaps and collars (see "Financial Derivatives" below) is based on a 10% change in interest rates. These changes are hypothetical scenarios used to calibrate potential risk and do not represent our view of future market changes. The interest rate collars have had no impact yet on our interest expense. As the hypothetical figures discussed below indicate, changes in fair value based on the assumed change in rates generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. The effect of a variation in a particular assumption is calculated without changing any other assumption. In reality, changes in one factor may result in changes in another, which may magnify or counteract the sensitivities.

At September 30, 2007, we had $347.4 million of term loans and $26.1 million of revolving credit outstanding under our Credit Facility. Our weighted-average effective interest rate on that debt, after considering the effect of the interest rate swaps, was 7.13% at September 30, 2007. A hypothetical 10% increase in interest rates in effect at September 30, 2007, would have increased annual interest expense on the borrowings outstanding at that date by approximately $2.7 million.

We enter into interest rate swaps and collars to minimize the risks and costs associated with financing activities, as well as to maintain an appropriate mix of fixed- and floating-rate debt. The swap agreements discussed below are contracts to exchange variable-rate for fixed-interest rate payments over the life of the agreements. The collar agreements, also discussed below, provide for fixed-rate caps and floors. The aggregate fair value of these swaps and collars represented a loss of $2.1 million at September 30, 2007. A hypothetical increase (or decrease) of 10% in interest rates from the level in effect at September 30, 2007, would result in an aggregate unrealized (loss) or gain in value of the swaps and collars of approximately ($2.5) million or $2.4 million, respectively.

Financial derivatives

As discussed above, we use interest rate derivative instruments to manage the risk of interest rate changes by converting a portion of our variable-rate borrowings into fixed-rate borrowings. We had interest rate derivative instruments outstanding in a total notional amount of $300 million at September 30, 2007, which consisted of: a) interest rate swaps totaling $200 million, expiring in April 2010, with a fixed rate of 4.97%; b) a $50 million interest rate collar expiring in April 2010 with a floor rate of 3.99% and a cap rate of 5.75%; and c) a $50 million interest rate collar expiring in April 2010 with a floor rate of 3.75% and a cap rate of 6.00%. We entered into these instruments during the second quarter of 2007 and cancelled the prior interest rate derivative instruments that had notional amounts totaling $150 million. The increase in the total notional amount was due to the increased borrowings under our Credit Facility. The current derivative instruments are designated as

cash flow hedges, for which we record the effective portions of changes in their fair value, net of tax, in other comprehensive income. We recognize any ineffective portion of our hedges in earnings, of which there has been none to date. The prior derivative instruments were not designated as hedges and therefore changes in their fair values were recorded in interest expense.

Foreign currency exchange rate risk

We have exposure to foreign currency exchange rate fluctuations for revenues generated by our operations outside the United States, which can adversely impact our net income and cash flows. Approximately 6% of our revenues in 2007 were derived from sales to customers in Canada. This business is primarily conducted in the local currency. This exposes us to risks associated with changes in foreign currency that can adversely affect revenues, net income and cash flows. We do not enter into financial instruments to manage this foreign currency exchange risk.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Beacon Roofing Supply, Inc.

Index to consolidated financial statements

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Beacon Roofing Supply, Inc.

We have audited the accompanying consolidated balance sheets of Beacon Roofing Supply, Inc. (the Company) as of September 30, 2007 and September 30, 2006 and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for each of the three years in the period ended September 30, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Beacon Roofing Supply, Inc. at September 30, 2007 and September 30, 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 2007, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Beacon Roofing Supply, Inc.'s internal control over financial reporting as of September 30, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 27, 2007 expressed an unqualified opinion thereon.

As discussed in Note 2 to the consolidated financial statements, effective September 25, 2005, the Company adopted Statement of Financial Accounting Standards No. 123R, *Share-Based Payment* using the modified-prospective transition method.

Ernst + Young LLP

Boston, Massachusetts
November 27, 2007

Beacon Roofing Supply, Inc.

Consolidated Balance Sheets

	September 30, 2007	September 30, 2006
	(Dollars in thousands, except per share data)	
Assets		
Current assets:		
Cash and cash equivalents	$ 6,469	$ 1,847
Accounts receivable, less allowance of $7,970 in 2007 and $5,020 in 2006	267,563	210,676
Inventories	165,848	164,285
Prepaid expenses and other assets	34,509	38,133
Deferred income taxes	13,196	10,704
Total current assets	487,585	425,645
Property and equipment, net	69,753	59,291
Goodwill	355,155	289,282
Other assets, net	94,167	65,672
Total assets	$1,006,660	$839,890
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable	$ 183,257	$154,878
Accrued expenses	54,020	58,719
Current portion of long-term obligations	34,773	6,657
Total current liabilities	272,050	220,254
Borrowings under revolving lines of credit, net of current portion	—	229,752
Senior notes payable, net of current portion	343,000	69,282
Deferred income taxes	36,490	18,823
Long-term obligations under equipment financing and other, net of current portion	31,270	10,610
Commitments and contingencies (Notes 10 and 15)		
Stockholders' equity:		
Common stock (voting); $.01 par value; 100,000,000 shares authorized; 44,273,312 issued in 2007 and 43,866,484 issued in 2006	443	439
Undesignated Preferred Stock; 5,000,000 shares authorized, none issued or outstanding	—	—
Additional paid-in capital	211,567	203,433
Retained earnings	106,640	81,361
Accumulated other comprehensive income	5,200	5,936
Total stockholders' equity	323,850	291,169
Total liabilities and stockholders' equity	$1,006,660	$839,890

See accompanying notes.

Beacon Roofing Supply, Inc.

Consolidated Statements of Operations

	Year Ended		
	September 30, 2007	September 30, 2006	September 24, 2005
	(Dollars in thousands, except per share data)		
Net sales	$ 1,645,785	$ 1,500,637	$ 850,928
Cost of products sold	1,271,868	1,136,500	643,733
Gross profit	373,917	364,137	207,195
Operating expenses (includes stock-based compensation expense of $4,983, $3,222, and $690 for the years ended 2007, 2006, and 2005, respectively)	304,109	263,836	146,476
Income from operations	69,808	100,301	60,719
Other expense:			
Interest expense	27,434	19,461	4,885
Interest expense-related party	—	—	26
Loss on early retirement of debt	—	—	915
	27,434	19,461	5,826
Income before income taxes	42,374	80,840	54,893
Income taxes	17,095	31,529	21,976
Net income	$ 25,279	$ 49,311	$ 32,917
Net income per share:			
Basic	$ 0.57	$ 1.15	$ 0.83
Diluted	$ 0.56	$ 1.12	$ 0.80
Weighted average shares used in computing net income per share:			
Basic	44,083,915	42,903,279	39,716,933
Diluted	44,971,932	44,044,769	41,118,944

See accompanying notes.

Beacon Roofing Supply, Inc.

Consolidated Statements of Stockholders' Equity and Comprehensive Income

	Common Stock		Additional Paid-in Capital	Deferred Compensation	Treasury Stock	Retained Earnings (Deficit)	Stock Subscription Receivable	Accumulated Other Comprehensive Income	Total Stockholders' Equity
	Number of Shares	Amount							
				(Dollars in thousands, except share data)					
Balances at September 25, 2004	39,887,982	$399	$139,934	$(690)	$(515)	$ (867)	$(102,765)	$ 2,749	$ 38,245
Amortization of deferred compensation				690					690
Receipt of proceeds from stock subscription							102,765		102,765
Issuance of common stock	479,378	5	2,104						2,109
Net income						32,917			32,917
Foreign currency translation adjustment								2,019	2,019
Comprehensive income									34,936
Balances at September 25, 2005	40,367,360	404	142,038	—	(515)	32,050	—	4,768	178,745
Issuance of common stock	3,000,000	30	51,546						51,576
Issuance of common stock for option excercises	848,416	8	7,139						7,147
Redemption of treasury stock	(349,292)	(3)	(512)		515				—
Stock-based compensation	—	—	3,222						3,222
Net income						49,311			49,311
Foreign currency translation adjustment								1,168	1,168
Comprehensive income									50,479
Balances at September 30, 2006	43,866,484	439	203,433	—	—	81,361	—	5,936	291,169
Issuance of common stock for option excercises	406,828	4	3,151						3,155
Stock-based compensation			4,983						4,983
Net income						25,279			25,279
Foreign currency translation adjustment, net								513	513
Unrealized loss on financial derivatives, net								(1,249)	(1,249)
Comprehensive income									24,543
Balances at September 30, 2007	44,273,312	$443	$211,567	$ —	$ —	$106,640	$ —	$ 5,200	$323,850

See accompanying notes.

Beacon Roofing Supply, Inc.

Consolidated Statements of Cash Flows

	Year Ended		
	September 30, 2007	September 30, 2006	September 24, 2005
		(In thousands)	
Operating activities			
Net income	$ 25,279	$ 49,311	$ 32,917
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	32,863	23,792	8,748
Stock-based compensation	4,983	3,222	690
Loss on early retirement of debt	—	—	915
Unrealized gain on interest rate collar	—	(33)	—
Deferred income taxes	2,022	(1,504)	896
Changes in assets and liabilities, net of the effects of businesses acquired:			
Accounts receivable	(22,048)	(15,630)	(17,384)
Inventories	13,815	(9,120)	(4,828)
Prepaid expenses and other assets	7,008	(4,798)	(4,266)
Accounts payable and accrued expenses	(107)	37,564	(11,569)
Net cash provided by operating activities	63,815	82,804	6,119
Investing activities			
Purchases of property and equipment, net of sale proceeds	(23,132)	(19,063)	(10,811)
Acquisition of businesses, net of cash acquired	(120,154)	(336,274)	(37,705)
Net cash used in investing activities	(143,286)	(355,337)	(48,516)
Financing activities			
Borrowings (repayments) under revolving lines of credit, net	(203,684)	165,776	18,726
Borrowings (repayments) under senior notes payable, and other	287,355	58,362	(1,589)
Early extinguishment of debt	—	—	(18,015)
Repayment of junior subordinated notes and warrants to purchase common stock	—	—	(34,335)
Repayment of subordinated notes payable to related parties	—	—	(29,442)
Proceeds from sale of common stock	—	51,576	102,765
Proceeds from exercise of options	1,115	1,551	2,109
Payment of deferred financing costs	(3,087)	(2,228)	(342)
Income tax benefit from stock-based compensation deductions in excess of the associated compensation cost	2,040	5,596	—
Net cash provided by financing activities	83,739	280,633	39,877
Effect of exchange rate changes on cash	354	(146)	107
Net increase (decrease) in cash and cash equivalents	4,622	7,954	(2,413)
Cash and cash equivalents (overdraft) at beginning of year	1,847	(6,107)	(3,694)
Cash and cash equivalents (overdraft) at end of year	$ 6,469	$ 1,847	$ (6,107)
Non-cash transactions:			
Conversion of senior notes payable to new senior notes payable	$ 66,839	$ 25,160	$ —

See accompanying notes

Beacon Roofing Supply, Inc.

Notes to Consolidated Financial Statements

Year Ended September 30, 2007

(dollars in thousands, except per share data)

1. The Company

Business

Beacon Roofing Supply, Inc. (the "Company") was formed on August 22, 1997 and is incorporated in Delaware. The Company distributes roofing materials and other complementary building materials to customers in 34 states in the United States and 3 provinces in Canada through its wholly-owned subsidiaries, Beacon Sales Acquisition, Inc., Quality Roofing Supply Company, Inc., Beacon Roofing Supply Canada Company, Best Distributing Co., The Roof Center, Inc., West End Lumber Company, Inc., JGA Beacon, Inc, Shelter Distribution, Inc., Beacon Pacific, Inc. and North Coast Commercial Roofing Systems, Inc. The Company completed its initial public offering (the "IPO" or "Offering") on September 22, 2004 and received the net IPO proceeds on September 28, 2004 (Note 3).

Estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities, at the date of the consolidated financial statements. Actual amounts could differ from those estimates.

2. Summary of Significant Accounting Policies

Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All inter-company transactions have been eliminated. Certain prior-year reclassifications have been made to conform to the current-year presentation.

Fiscal Year

In September of 2007, the Company amended its by-laws to change its fiscal year-end date to September 30 of each year. Prior to that amendment, the Company's fiscal year ended on the close of business on the last Saturday in September of each year. The year ended September 30, 2006 ("2006") was comprised of 53 weeks, while the years ended September 30, 2007 ("2007") and September 24, 2005 ("2005") were comprised of 52 weeks. Each of the Company's first three quarters ends on the last day of the calendar month.

Industry Segment Information

Based on qualitative and quantitative criteria established by Statement of Financial Accounting Standards (SFAS) No. 131 (SFAS No. 131), *Disclosures about Segments of an Enterprise and Related Information*, the Company has determined that it operates within one reportable segment, which is the wholesale distribution of building materials.

Cash and Cash Equivalents

During the first quarter of 2007, the Company refinanced its prior credit facilities (Note 9) and invested the associated excess funds in a money market account, which have been classified as cash

equivalents. The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents. Cash and cash equivalents also include unsettled credit card transactions.

Inventories and Rebates

Inventories, consisting substantially of finished goods, are valued at the lower of cost or market. Cost is determined using the moving weighted-average cost method.

The Company's arrangements with vendors typically provide for monthly, quarterly and/or annual rebates of a specified amount of consideration payable when a number of measures have been achieved, generally related to a specified cumulative level of calendar-year purchases.

The Company accounts for such rebates as a reduction of the prices of the vendor's inventory until the product is sold, at which time such rebates reduce cost of sales in the consolidated statements of operations. Throughout the year, the Company estimates the amount of the rebates based upon the expected level of purchases. The Company continually revises these estimates to reflect actual rebates earned based on actual purchase levels. Amounts due from vendors under these arrangements as of September 30, 2007 and September 30, 2006 totaled $22.8 and $27.4 million, respectively, and are included in "Prepaid expenses and other assets" in the accompanying consolidated balance sheets.

Property and Equipment

Property and equipment acquired in connection with acquisitions are recorded at fair value as of the date of the acquisition and depreciated utilizing the straight-line method over the remaining lives. All other additions are recorded at cost, and depreciation is computed using the straight-line method over the following estimated useful lives:

Asset	Estimated Useful Life
Buildings and improvements .	10 to 40 years
Equipment	3 to 10 years
Furniture and fixtures	5 to 10 years
Leasehold improvements	Shorter of the estimated useful life or the term of the lease, considering renewal options expected to be exercised.

Revenue Recognition

The Company recognizes revenue in accordance with Securities and Exchange Commissions (SEC) Staff Accounting Bulletin 101, *Revenue Recognition in Financial Statements,* as amended by Staff Accounting Bulletin 104. The SEC requires that the following four basic criteria must be met before the Company recognizes revenue:

- persuasive evidence of an arrangement exists;
- delivery has occurred or services have been rendered;
- the seller's price to the buyer is fixed or determinable; and
- collectibility is reasonably assured.

Based on these criteria, the Company generally recognizes revenue at the point of sale or upon delivery to the customer site. For goods shipped by third party carriers, the Company recognizes revenue upon shipment since the terms are generally FOB shipping point.

The Company also arranges for certain products to be shipped directly from the manufacturer to the customer. The Company recognizes the gross revenue for these sales in accordance with Emerging Issues Task Force (EITF) No. 99-19, *Reporting Revenue Gross as a Principal versus Net as an Agent.* Revenue is recognized upon notifications of deliveries from the vendors.

The Company also provides certain job site delivery services, which include crane rentals and rooftop deliveries of certain products, for which the associated revenues are recognized upon completion of the services. These revenues represent less than 1% of the Company's sales.

All revenues recognized are net of allowances for discounts and estimated returns, which are provided for at the time of pick up or delivery.

Shipping and Handling Costs

The Company classifies shipping and handling costs, consisting of driver wages and vehicle expenses, as operating expenses in the accompanying consolidated statements of operations. Shipping and handling costs were approximately $79,272 in 2007, $73,534 in 2006, and $40,043 in 2005.

Financial Derivatives

The Company enters into interest rate swaps and collars to minimize the risks and costs associated with financing activities, as well as to maintain an appropriate mix of fixed-and floating-rate debt. The swap agreements are contracts to exchange variable-rate for fixed-interest rate payments over the life of the agreements. The collar agreements provide for fixed-rate caps and floors. The Company's current derivative instruments are designated as cash flow hedges, for which the Company records the effective portions of changes in their fair value, net of tax, in other comprehensive income. The Company recognizes any ineffective portion of the hedges in earnings, of which there has been none to date. The Company's prior derivative instruments were not designated as hedges and therefore changes in their fair values were recorded in interest expense.

Concentrations of Risk

Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of accounts receivable. The Company's accounts receivable are principally from customers in the building industry located in the United States and Canada. Concentration of credit risk with respect to accounts receivable, however, is limited due to the large number of customers comprising the Company's customer base. The Company performs credit evaluations of its customers; however, the Company's policy is not to require collateral. At September 30, 2007 and 2006, the Company had no significant concentrations of credit risk.

Approximately 67% of the Company's inventory purchases were from 11 vendors in 2007 and 12 vendors in 2006 and 2005.

Impairment of Long-Lived Assets

SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* (SFAS No. 144), requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts. If such assets are considered to be impaired, the impairment to be recognized is the total by which the carrying amounts of the assets, if any, exceed the fair values determined using a discounted cash flow model.

Amortizable and Other Intangible Assets

Under the provisions of SFAS No. 142, the Company amortizes identifiable intangible assets consisting of non-compete agreements, customer relationships and deferred financing costs because these assets have finite lives. Non-compete agreements are generally amortized over the terms of the associated contractual agreements; customer relationship assets are amortized on an accelerated basis based on the expected cash flows generated by the existing customers; and deferred financing costs are amortized over the lives of the associated financings. Trademarks are not amortized because they have

indefinite lives. The Company evaluates its trademarks for impairment on an annual basis based on the fair value of the underlying assets.

Goodwill

Goodwill is not amortized for financial reporting purposes and represents the excess of the amount paid to acquire a company over the estimated fair value of the net assets acquired.

Under SFAS No.142, *Goodwill and Other Intangible Assets*, the Company tests goodwill for impairment in the fourth quarter of each fiscal year or at any other time when impairment indicators exist. Examples of such indicators, which would cause the Company to test goodwill for impairment between annual tests, include a significant change in the business climate, significant unexpected competition, significant deterioration in market share, and/or or a loss of key personnel.

The Company determines fair value using a market approach to value its business, which consists of one reporting unit (i.e. distribution of building materials). As the Company's common stock is publicly traded, the Company believes its stock price is the best indicator of its market value.

If circumstances change or events occur to indicate that the Company's fair value has fallen below book value, the Company will compare the estimated fair value of goodwill to its book value. If the book value of goodwill exceeds the estimated fair value of goodwill, the Company will recognize the difference as an impairment loss in operating income.

Early Extinguishment of Debt

Under the provisions of SFAS No. 145, the loss of $915 on early retirement of debt in 2005 was classified within other expense in the accompanying consolidated statements of operations.

Stock-Based Compensation

Effective September 25, 2005, the Company adopted SFAS No. 123R, *Share-Based Payments*, using the modified-prospective transition method. Prior to 2006, the Company accounted for stock awards granted to employees under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees, and Related Interpretations*. As a result, no compensation expense was previously recognized for stock options granted to employees after the Company's IPO, except for the 2005 amortization of deferred compensation, because all such stock options granted had exercise prices equal to the market value of the Company's stock on the date of the grant.

Under the modified-prospective transition method, compensation expense recognized in 2007 and 2006 included: (a) compensation cost for all unvested share-based awards granted prior to September 25, 2005, based on the grant date fair value estimated in accordance with SFAS No. 123, *Accounting For Stock-Based Compensation,* and (b) compensation cost for all share-based awards granted subsequent to September 24, 2005, based on the grant date fair value estimated in accordance with SFAS No. 123R. Results of prior periods have not been restated. SFAS No. 123R also requires the Company to estimate forfeitures in calculating the expense related to stock-based compensation. The impact of estimating forfeitures upon adoption was not material. In addition, SFAS No. 123R requires the Company to reflect the benefits of tax deductions in excess of recognized compensation cost to be reported as both a financing cash inflow and an operating cash outflow upon adoption. The excess tax benefits classified as financing activities of $2.0 and $5.6 million in 2007 and 2006, respectively, would have been classified as operating inflows if the Company had not adopted SFAS No. 123R.

Compensation cost arising from stock options granted to employees and non-employee directors is recognized as expense using the straight-line method over the vesting period, which represents the requisite service period. As of September 30, 2007, there was $6.4 million of total unrecognized compensation cost related to stock options. That cost is expected to be recognized over a weighted-

average period of 1.8 years. The Company recorded stock-based compensation expense of $5.0 million ($3.0 million net of tax) or $0.07 per basic share and per diluted share in 2007 and $3.2 million ($2.0 million net of tax) or $0.05 per basic share and $0.04 per diluted share in 2006.

The following table illustrates the effect on net income and earnings per share for 2005 as if the Company's stock-based compensation had been determined based on the fair value at the grant dates for awards made prior to 2006, in accordance with SFAS No. 123:

	September 24, 2005
Net income, as reported	$32,917
Add: stock-based compensation, net of tax	414
Less: stock-based compensation expense determined under fair value method, net of tax	(1,258)
Pro forma net income	$32,073
Net income per share, as reported:	
Basic	$ 0.83
Diluted	$ 0.80
Net income per share, pro forma:	
Basic	$ 0.81
Diluted	$ 0.78

The fair values of the options under SFAS No. 123R in 2007 and 2006 and for the pro forma disclosures under SFAS No. 123 in 2005 were estimated at the date of the grants using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Year Ended		
	September 30, 2007	September 30, 2006	September 24, 2005
Dividend yield	0.00%	0.00%	0.00%
Expected lives of options (years)	5.00	5.00	5.00
Risk-free interest rate	4.78%	4.61%	3.72%
Expected volatility	45%	45%	45%
Weighted average fair value of options granted	$10.06	$9.08	$5.37

Expected lives of the options granted are based primarily on history and expected volatilities are based on the historical volatilities of the Company's stock and stocks of comparable public companies. Estimated annual forfeiture rates of 0.0 - 10.0% were utilized in the expense recognition of options granted in 2007.

Amortization of Deferred Compensation

Deferred compensation represented the excess of fair market value over the exercise price of options to purchase common stock granted to employees prior to the IPO and amounts associated with shares sold to employees at less than fair market value prior to the IPO. Such amounts were amortized over the vesting period of the related awards, with the final amortization of $690 recognized in 2005.

Comprehensive Income

The Company reports comprehensive income in accordance with SFAS No. 130, *Reporting Comprehensive Income* (SFAS No. 130). SFAS No. 130 establishes rules for the reporting and display of

comprehensive income and its components. Accumulated other comprehensive income as of September 30, 2007 and 2006 consisted of the following:

	September 30, 2007	September 30, 2006
Foreign currency translation adjustment, net of tax effect	$6,449	$5,936
Unrealized loss on financial derivatives, net of tax effect	(1,249)	—
Accumulated other comprehensive income	$5,200	$5,936

Net Income per Share

The Company computes net income per share in accordance with SFAS No. 128, *Earnings per Share* (SFAS No. 128). Under the provisions of SFAS No. 128, basic net income per common share is computed by dividing net income by the weighted average number of common shares outstanding. Diluted net income per common share is computed by dividing net income by the weighted average number of common shares and dilutive common share equivalents then outstanding using the treasury stock method. Common equivalent shares consist of the incremental common shares issuable upon the exercise of stock options.

The following table reflects the calculation of weighted average shares outstanding, adjusted for the 2006 stock split (Note 3), for each period presented:

	Year Ended		
	September 30, 2007	September 30, 2006	September 24, 2005
Weighted-average common shares outstanding for basic	44,083,915	42,903,279	39,716,933
Dilutive effect of employee stock options	888,017	1,141,490	1,402,011
Weighted-average shares assuming dilution	44,971,932	44,044,769	41,118,944

Fair Value of Financial Instruments

Financial instruments consist mainly of cash, accounts receivable, accounts payable, borrowings under the Company's revolving lines of credit and long-term debt. At September 30, 2007 and 2006, the carrying amounts of these instruments approximated their fair values.

Income Taxes

The Company accounts for income taxes using the liability method, which requires it to recognize a current tax liability or asset for current taxes payable or refundable and a deferred tax liability or asset for the estimated future tax effects of temporary differences between the financial statement and tax reporting bases of assets and liabilities to the extent that they are realizable. Deferred tax expense (benefit) results from the net change in deferred tax assets and liabilities during the year.

Foreign Currency Translation

The assets and liabilities of the Company's foreign subsidiary, Beacon Roofing Supply Canada Company ("BRSCC"), are translated into U.S. dollars at current exchange rates as of the balance sheet date, and revenues and expenses are translated at average monthly exchange rates. Net unrealized translation gains or losses are recorded directly to a separate component of stockholders' equity, net of recognized deferred taxes. Foreign currency transactions were minimal and realized gains and losses were not material for any of the periods presented. The Company has inter-company debt from BRSCC, which has been considered as long-term for financial reporting purposes since repayment is

not planned or anticipated in the foreseeable future. Accordingly, the balance is marked to market each period with a corresponding entry recorded as a separate component of stockholders' equity. In addition, during 2006 the Company executed a $4 million short-term note with BRSCC that was repaid in 2007.

Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"), which clarifies when tax benefits should be recorded in financial statements, requires certain disclosures of uncertain tax matters and provides guidance on how any tax reserves should be classified in a balance sheet. FIN 48 is effective for the Company in the fiscal year beginning October 1, 2007. In connection with the adoption of FIN 48, the Company will need to analyze the filing positions in all of the federal and state jurisdictions where it is required to file income tax returns, as well as all open tax years in these jurisdictions. The Company is currently evaluating the impact that the adoption of FIN 48 will have on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"), which addresses how fair value should be measured when required for recognition or disclosure purposes under GAAP. It also establishes a fair value hierarchy and will require expanded disclosures of fair value measurements, where applicable. SFAS 157 is effective for the Company in the fiscal year beginning October 1, 2008. The Company has not completed assessing the impact that SFAS 157 will have on its consolidated financial statements, although the impact is not expected to be material.

In February 2007, the FASB issued Financial Accounting Standards No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of FASB Statement No. 115* ("SFAS 159"). SFAS 159 permits companies to measure many financial instruments and certain other items at fair value at specified election dates. SFAS 159 will be effective in the fiscal year beginning September 28, 2008. The Company is currently evaluating the impact that the adoption of SFAS 159 will have on its consolidated financial statements, although the impact is not currently expected to be material.

3. Common Stock

Initial Public Offering

On September 21, 2004, the SEC declared the Company's new stock registration effective. On September 22, 2004, the Offering was completed, with public trading of the Company's stock commencing on September 23, 2004. The Offering was settled on September 28, 2004, subsequent to the Company's fiscal 2004 year-end date. The Offering was for 8,500,000 shares (prior to the three-for-two stock split in June 2006 discussed below) at a pre-split price to the public of $13.00 per share. After the underwriters' discount of $7,735, net proceeds to the Company were $102,765, which the Company received on September 28, 2004. The Company also had prepaid $2,468 of transaction costs and received $2,584 from the Company's warrant holders as a reimbursement of a portion of the underwriters' discount. The net proceeds were used to redeem 2,839,937 warrants for $34,335 and repay junior subordinated notes payable of $18,527 (including a debt discount of $915 and accrued interest) and subordinated notes payable to related parties of $29,464, with the remainder of $20,555 used to repay borrowings under the Company's revolving lines of credit.

Secondary Offering

On December 16, 2005, the Company sold two million shares of common stock in a public offering at $27.50 per share (prior to the three-for-two stock split discussed below). Selling stockholders also sold shares in the offering. The net proceeds to the Company from this offering, after all associated expenses, totaled approximately $51.6 million and were used for the pay down of revolver borrowings. The Company did not receive any proceeds from the sales by the selling stockholders.

Three-for-Two Stock Split

In May 2006, the Company's Board of Directors declared a three-for-two common stock split, which was paid in the form of a stock dividend on June 12, 2006 to the stockholders of record at the close of business on May 31, 2006. Accordingly, all share and per share data and the related capital amounts for all periods presented reflect the effects of this split, except for items that are otherwise designated. In addition, the Company's treasury stock was retired in May 2006.

4. Goodwill, Intangibles and Other Assets

Goodwill was $355,155 and $289,282 at September 30, 2007 and 2006, respectively, of which $233.4 and $224.2 million, respectively, can be amortized for income tax purposes. The Company's goodwill balance increased by $65,873 in 2007 primarily due to an addition of $64,405 from the acquisitions described in Note 5 and $1,468 from foreign currency translation. In 2006, goodwill increased by $180,729 due to an addition of $180,186 from acquisitions and $543 from foreign currency translation.

Intangibles and other assets, included in other long-term assets, consist of the following:

	September 30, 2007	September 30, 2006
Amortizable intangible assets		
Non-compete agreememts	$ 5,150	$ 1,638
Customer relationships	88,746	58,096
Beneficial lease arrangements	610	610
Deferred financing costs and other	7,976	5,109
	102,482	65,453
Less: accumulated amortization	26,277	11,531
	76,205	53,922
Unamortizable trademarks	9,750	9,750
Other assets	8,212	2,000
Total other intangible assets	$ 94,167	$65,672

Amortization expense related to intangible assets amounted to approximately $15,071, $9,671, and $1,206 in 2007, 2006, and 2005, respectively. The intangible lives range from one to fifteen years and the weighted average remaining life was 13.2 years at September 30, 2007. Estimated future annual amortization amounts for the above intangible assets as of September 30, 2007 were $15,924, $13,042, $10,499, $8,630, $6,876, and $21,234 for 2008, 2009, 2010, 2011, 2012 and thereafter, respectively.

5. Acquisitions

North Coast Commercial Roofing Systems, Inc.

On April 2, 2007, the Company purchased 100% of the outstanding stock of North Coast Commercial Roofing Systems, Inc. and certain of its subsidiaries and affiliates (together "North Coast"), a Twinsburg, Ohio-based distributor of commercial roofing systems and related accessories,

with 16 locations in eight U.S. states at the time of the acquisition. North Coast has branches in Ohio, Illinois, Indiana, Kentucky, Michigan, New York, Pennsylvania and West Virginia. This purchase was funded with cash on hand along with funds borrowed under the Company's U.S. revolving line of credit. North Coast had net sales of $235 million (unaudited) for the year ended March 31, 2006. A total of $7.9 million of cash remains in escrow at September 30, 2007 for post-closing indemnification claims and is included in other long-term assets and liabilities. The Company has included the results of operations for North Coast from the date of acquisition and applied preliminary purchase accounting, which, along with certain purchase price adjustments, resulted in recorded goodwill of $62.3 million as per below (in 000's). The Company expects to finalize the purchase accounting in the third quarter of fiscal year 2008.

Accounts receivable	$ 31,737
Inventories	13,349
Prepaid expenses and other	982
Property and equipment	4,150
Deferred taxes	(10,400)
Accounts payable and accrued expenses	(19,165)
Net assets	20,652
Non-compete	3,300
Customer relationships	29,550
Goodwill	62,298
Purchase price	$115,800

Roofing and Sheet Metal Supply, Inc.

On August 30, 2006, the Company purchased certain assets of Roofing & Sheet Metal Supply, Inc. ("RSM"), a Tulsa, Oklahoma-based distributor of residential and commercial roofing products with locations in Tulsa, Oklahoma, Joplin, Missouri and Springdale and Fort Smith, Arkansas. This purchase was funded through the Company's U.S. revolving line of credit. A total of $1.0 million of cash remains in escrow at September 30, 2007 for post-closing indemnification claims and is included in other current assets. RSM had net sales of $33 million (unaudited) for the year ended November 30, 2005. The Company has included the results of operations for RSM from the date of acquisition and applied purchase accounting, which, along with certain purchase price adjustments, resulted in recorded goodwill of $15.3 million as follows (in 000's):

Net assets	$ 3,376
Customer relationships	6,739
Goodwill	15,258
Purchase price	$25,373

Roof Depot, Inc.

On August 25, 2006, the Company purchased certain assets of Roof Depot, Inc. ("Roof Depot"), a Minnesota-based distributor of residential and commercial roofing and other related building products with locations in Minneapolis and Stillwater, Minnesota. This purchase was funded through the Company's U.S. revolving line of credit. A total of $1.0 million of cash remains in escrow at September 30, 2007 for post-closing indemnification claims and is included in other current assets. Roof Depot had net sales of $31 million (unaudited) for the year ended December 31, 2005. The Company has included the results of operations for Roof Depot from the date of acquisition and applied

purchase accounting, which, along with certain purchase price adjustments, resulted in recorded goodwill of $4.0 million as follows (in 000's):

Net assets	$10,218
Customer relationships	3,863
Goodwill	4,019
Purchase price	$18,100

Mississippi Roofing Supply, Inc., Sunbelt Supply LLC and Alabama Roofing Supply LLC

On January 17, 2006, the Company purchased certain assets of Mississippi Roofing Supply, Inc., Sunbelt Supply LLC, and Alabama Roofing Supply LLC (together the "Supply Companies"), three affiliated distributors of roofing and other building products with two locations in Alabama and one in Mississippi. This purchase was funded through the Company's U.S. revolving line of credit and term loans. The Supply Companies had combined net sales of $76 million (unaudited) for the year ended December 31, 2005. The Company has included the results of operations for the Supply Companies from the date of acquisition. The purchase price was adjusted for the Supply Companies' financial performance for the year ended December 31, 2005. The Company applied purchase accounting, which, along with certain purchase price adjustments, resulted in recorded goodwill of $53.5 million as follows (in 000's):

Net assets	$ 7,754
Non-compete	315
Customer relationships	7,825
Goodwill	53,531
Purchase price	$69,425

C&S Roofing Materials, Inc. D/B/A Pacific Supply Company

On January 10, 2006, the Company purchased certain assets of C&S Roofing Materials, Inc. D/B/A Pacific Supply Company ("Pacific"), a distributor of roofing and other building products with four locations in Orange and Los Angeles counties in California. This purchase was funded through the Company's U.S. revolving line of credit. Pacific had net sales of $53 million (unaudited) for the year ended December 31, 2005. The Company has included the results of operations for Pacific from the date of acquisition and applied purchase accounting, which, along with certain purchase price adjustments, resulted in recorded goodwill of $26.7 million as follows (in 000's):

Net assets	$ 6,740
Non-compete	181
Customer relationships	9,700
Goodwill	26,669
Purchase price	$43,290

SDI Holding, Inc.

On October 14, 2005, the Company purchased 100% of the outstanding stock of SDI Holding, Inc. ("Shelter"), a distributor of roofing and other building products with 51 branches in 14 states at the time of the acquisition. This purchase was funded through the Company's U.S. revolving line of credit and term loans. Based upon Shelter's final performance for the 2005 calendar year, the sellers qualified for an earn-out payment of $6.4 million, which was paid in June 2006. Shelter had net sales of

$342 million (unaudited) for the year ended December 31, 2005. The Company has included the results of operations for Shelter from the date of acquisition and applied purchase accounting, which, along with certain purchase price adjustments, resulted in recorded goodwill of $78.0 million as follows (in 000's):

Accounts receivable	$ 48,351
Inventories	53,108
Property and equipment	15,317
Other assets	17,271
Accounts payable and accrued expenses	(57,042)
Other liabilities	(8,976)
Beneficial leases	610
Non-compete	842
Customer relationships	25,852
Goodwill	77,993
Purchase price	$173,326

Supplemental Pro Forma Information—Unaudited

The unaudited pro forma net sales for the year ended September 30, 2007, assuming the acquisition of North Coast had occurred at the beginning of the year were $1,744 million. Pro forma net income and net income per share for that period were not presented as the impact of the North Coast acquisition on net income was not material. The unaudited pro forma summary information below for the year ended September 30, 2006, gives effect to the acquisition of Shelter as if the acquisition had occurred at the beginning of that period and is after giving effect to certain adjustments, including amortization of the intangible assets subject to amortization, interest expense incurred as a consequence of the increased borrowings under the Company's credit facilities, and related income taxes. The impact of North Coast and the aggregate impact of the inclusion of the other 2006 acquisitions—Pacific, the Supply Companies, Roof Depot and RSM—on the pro forma net income and net income per share presented below were not material to net income and therefore were not presented. However, had the impact from those acquired companies also been included in the pro forma net sales below, total pro forma net sales (unaudited) would have been $1,874 million for the year ended September 30, 2006. The unaudited pro forma summary information below is not necessarily indicative of the financial results that would have occurred if the Shelter acquisition had been consummated at the beginning of that period, nor is it necessarily indicative of the financial results which may be attained in the future.

The pro forma summary information is based upon available information and upon certain assumptions that the Company's management believes are reasonable.

	September 30, 2006
	Unaudited (Dollars in thousands, except per share data)
Net sales	$1,516,459
Net income	$ 48,771
Net income per share:	
Basic	$ 1.14
Diluted	$ 1.11

Other Recent Acquisitions

On May 18, 2007, the Company purchased certain assets of Wholesale Roofing Supply, a single location distributor of residential and commercial roofing products located in Knoxville, Tennessee. Additionally, on November 23, 2005, the Company purchased certain assets of Easton Wholesale Company, Inc., a single location distributor of building products located in Easton, Maryland. Pro forma information has not been provided for these acquisitions since the impact to the financial statements was not material.

6. Prepaid Expenses and Other Assets

The significant components of prepaid expenses and other assets are as follows:

	September 30, 2007	September 30, 2006
Vendor rebates	$22,791	$27,398
Other	11,718	10,735
	$34,509	$38,133

7. Property and Equipment, net

Property and equipment, net, consist of the following:

	September 30, 2007	September 30, 2006
Land	$ 2,198	$ 2,124
Buildings and leasehold improvements	16,325	13,175
Equipment	95,236	74,875
Furniture and fixtures	10,118	8,583
	123,877	98,757
Less: accumulated depreciation and amortization	54,124	39,466
	$ 69,753	$59,291

Depreciation and amortization of property and equipment totaled $17,792, $14,121 and $7,542 in 2007, 2006 and 2005, respectively.

8. Accrued Expenses

The significant components of accrued expenses are as follows:

	September 30, 2007	September 30, 2006
Inventory receipts	$15,931	$18,241
Employee-related	13,529	19,555
Interest expense	6,243	1,453
Customer incentives	5,333	4,659
Property taxes	4,548	3,797
Income taxes	—	6,506
Other	8,436	4,508
	$54,020	$58,719

9. Financing Arrangements

Senior Secured Credit Facilities

On November 2, 2006, we entered into an amended and restated seven-year $500 million U.S. senior secured credit facility and a C$15 million senior secured Canadian credit facility with GE Antares Capital ("GE Antares") and a syndicate of other lenders (combined, the "Credit Facility"). The Credit Facility refinanced the prior $370 million credit facilities that also were provided through GE Antares. The Credit Facility provides us with lower interest rates and available funds for future acquisitions and ongoing working capital requirements. In addition, the Credit Facility increases the allowable total equipment financing and/or capital lease financing to $35 million. The Credit Facility provides for a cash receipts lock-box arrangement that gives us sole control over the funds in lock-box accounts, unless excess availability is less than $10 million or an event of default occurs, in which case the senior secured lenders would have the right to take control over such funds and to apply such funds to repayment of the senior debt.

The Credit Facility consists of a U.S. revolving credit facility of $150 million (the "US Revolver"), which includes a sub-facility of $20 million for letters of credit, and an initial $350 million term loan (the "Term Loan"). The Credit Facility also includes a C$15 million senior secured revolving credit facility provided by GE Canada Finance Holding Company (the "Canada Revolver"). There was a combined $131.0 million available for borrowings and $26.1 million outstanding under the US Revolver and Canadian Revolver at September 30, 2007. Borrowings outstanding under the revolving lines of credit in the accompanying balance sheet at September 30, 2007 were classified as short-term debt since the Company paid off those borrowings subsequent to year-end and there is no current expectation of a minimum level of outstanding revolver borrowings in fiscal year 2008. There were $6.5 million of outstanding standby letters of credit at September 30, 2007. The Term Loan requires amortization of 1% per year, payable in quarterly installments of approximately $0.9 million, and the remainder is due in 2013. The Credit Facility may also be expanded by up to an additional $200 million under certain conditions. There are mandatory prepayments under the Credit Facility under certain conditions, including the following cash flow condition:

Excess Cash Flow

On May 15 of each fiscal year, commencing on May 15, 2008, we must pay an amount equal to 50% of the Excess Cash Flow (as defined in the Credit Facility) for the prior fiscal year, not to exceed $7.0 million with respect to any fiscal year. Based on the Company's results for 2007, no payment will be due next year.

Interest

Interest on borrowings under the U.S. credit facility is payable at our election at either of the following rates:

- the base rate (that is the higher of (a) the base rate for corporate loans quoted in The Wall Street Journal or (b) the Federal Reserve overnight rate plus ½ of 1%) plus a margin of 0.75% for the Term Loan.
- the current LIBOR Rate plus a margin of 1.00% (for U.S. Revolver loans) or 2.00% (for Term Loan).

Interest under the Canadian credit facility is payable at our election at either of the following rates:

- an index rate (that is the higher of (1) the Canadian prime rate as quoted in The Globe and Mail and (2) the 30-day BA Rate plus 0.75%), or
- the BA rate as described in the Canadian facility plus 1.00%.

The US Revolver currently carries an interest rate of LIBOR plus 1% (6.80% at September 30, 2007), while the Canada revolver carries an interest rate of the Canadian prime rate plus 0.75% (6.25% at September 30, 2007), and the Term Loan carries an interest rate of LIBOR plus 2% (ranging from 7.36% to 7.55% at September 30, 2007). Unused fees on the revolving credit facilities are 0.25% per annum. Availability under the revolving credit facilities is limited to 85% of eligible accounts receivable, increasing to 90% from January through April of each year. Financial covenants, which apply only to the Term Loan, are limited to a leverage ratio and a yearly capital expenditure limitation as follows:

Maximum Consolidated Leverage Ratio

On the last day of each fiscal quarter, commencing with the quarter ended December 31, 2006, our Consolidated Leverage Ratio, as defined, must not be greater than 4.00:1.0. At September 30, 2007, this ratio was 3.48:1.0.

Capital Expenditures

We cannot incur aggregate Capital Expenditures, as defined, in excess of three percent (3.00%) of consolidated gross revenue for any fiscal year.

As of September 30, 2007, we were in compliance with these covenants. Substantially all of our assets, including the capital stock and assets of wholly-owned subsidiaries secure obligations under the Credit Facility.

Senior Notes Payable

Senior notes payable consisted of the following:

	September 30, 2007	September 30, 2006
Senior notes payable to commercial lenders, due in equal quarterly payments of principal of $0.9 million with the remainder due in 2013, plus required prepayment amounts and interest at the base rate, as defined, plus 0.75% or LIBOR plus 2.0% (7.36% to 7.55% at September 30, 2007) through November 2013	$347,375	$ —
Senior notes payable to commercial lenders, due in varying quarterly payments of principal, plus required prepayment amounts and interest at the bank prime rate plus 0.50% or LIBOR plus 1.75% (7.24% at September 30, 2006) through October 2010	—	27,441
Senior notes payable to commercial lenders, due in equal quarterly payments of principal, plus interest at the bank prime rate plus 1.50% or LIBOR plus 2.75% (8.16% at September 30, 2006) through October 2010	—	45,341
	347,375	72,782
Less current portion	4,375	3,500
	$343,000	$69,282

Prior Senior Secured Credit Facilities

The credit facilities in place prior to the Credit Facility discussed above were amended in October 2005 and January 2006, scheduled to mature on October 14, 2010 and consisted of a $280 million U.S. revolving line of credit and a $C15 million Canadian revolving line of credit, referred to as revolvers, and term loans totaling $90 million. These facilities provided for the same lock-box arrangements as under the Credit Facility.

At the time of the refinancing discussed above, there was $227.8 million of borrowings outstanding under the prior revolvers. The outstanding revolver borrowings at that date carried a weighted-average interest rate of 7.03%. The outstanding revolver borrowings at September 30, 2006 carried a weighted-average interest rates of 6.97% and were classified as long-term debt since the amounts were expected to be outstanding for greater than one year.

Equipment Financing Facilities

We have two equipment financing facilities that allow for the financing of purchased transportation and material handling equipment totaling $32.9 million with $5.5 million of remaining availability as of September 30, 2007. There was $27.4 million of equipment financing loans outstanding at September 30, 2007, with fixed interest rates ranging from 4.7% to 7.4%.

Other Information

The Company made interest payments under all financing arrangements totaling $23,272 in 2007, $18,463 in 2006, and $5,185 in 2006.

Annual principal payments for all outstanding borrowings for each of the next five years and thereafter as of September 30, 2007 were as follows (Other obligations relate to escrow payments due to sellers for recent acquisitions):

Fiscal year	Senior Secured Credit Facility	Equipment Financing & Other	Revolving Lines of Credit	Total
2008	$ 4,375	$ 4,330	$26,068	$ 34,773
2009	3,500	7,990	—	11,490
2010	3,500	8,960	—	12,460
2011	3,500	4,690	—	8,190
2012	3,500	4,130	—	7,630
Thereafter	329,000	5,500	—	334,500
Subtotal	347,375	35,600	26,068	409,043
Less current portion	4,375	4,330	26,068	34,773
Total long-term debt	$343,000	$31,270	$ —	$374,270

10. Leases

The Company operates in leased facilities, which are accounted for as operating leases. The leases typically provide for a base rent plus real estate taxes. Certain of the leases provide for escalating rents over the lives of the leases and rent expense is recognized over the terms of those leases on a straight-line basis. The Company leases three buildings from its former Chairman (and current director) for an aggregate of approximately $0.6 million in 2007and 2006 and $0.5 million in 2005.

At September 30, 2006, the minimal rental commitments under all non-cancelable operating leases with initial or remaining terms of more than one year are as follows:

Year ending September	Operating Leases
2008	$21,564
2009	20,176
2010	16,795
2011	12,076
2012	8,530
Thereafter	15,023
Total minimum lease payments	$94,164

Rent expense was $23,022 in 2007, $17,817 in 2006 and $9,608 in 2005. Sublet income was immaterial for these years.

11. Stock Options

Stock Option Plans

The Company is currently making stock-based awards under its 2004 Stock Plan, which was adopted on September 21, 2004. The 2004 Stock Plan allows for the granting of up to 3.3 million shares of Common Stock in the form of stock options or stock awards to key employees and members of the Board of Directors. The key terms of the grants are determined by the Company's Board of Directors.

The 1998 Stock Plan allowed for the granting of options to purchase up to 3.1 million shares of Common Stock. Options were generally allowed to be exercised beginning 18 months after the date of

grant and will terminate ten years from the grant date. No further awards will be made under the 1998 Stock Plan.

In the event of a change in control of the Company, all outstanding options are immediately vested.

Information regarding the Company's stock options, adjusted for the 2006 stock split, is summarized below (not in thousands):

	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life	Aggregate Intrinsic Value
				(in Millions)
Outstanding at September 25, 2004	2,862,539	$ 1.67		
Granted	613,500	12.13		
Exercised	(479,378)	1.31		
Canceled	(44,663)	6.77		
Outstanding at September 24, 2005	2,951,999	3.83		
Granted	723,653	19.91		
Exercised	(848,416)	1.83		
Canceled	(26,577)	16.61		
Outstanding at September 30, 2006	2,800,659	8.47		
Granted	736,250	21.89		
Exercised	(406,828)	2.74		
Canceled	(84,961)	20.35		
Outstanding at September 30, 2007	3,045,120	$12.15	7.1	$9.6
Vested or Expected to Vest at September 30, 2007	2,972,292	$11.96	7.0	$9.6
Exercisable at September 30, 2007	1,831,312	$ 7.00	6.0	$9.6

There were options available for grants to purchase 1,328,922 shares of Common Stock under the 2004 Stock Plan at September 30, 2007. The Company granted 630,000 additional options under the 2004 Stock Plan to management in October 2007 and will seek shareholder approval to add 1,750,000 shares of Common Stock to be available for future grants under the 2004 Stock Plan. The weighted-average grant date fair values of stock options granted during 2007, 2006 and 2005 were $10.06, $9.08 and $5.37, respectively. The intrinsic value of stock options exercised during 2007 and 2006 was $5.7 million and $16.6 million, respectively. At September 30, 2007, the Company had $10.3 million of excess tax benefits available for potential deferred tax write-offs related to option accounting.

Details regarding options to purchase common stock outstanding as of September 30, 2007 are as follows:

	Options Outstanding	Weighted Range of Average Exercise Prices	Contractual Life in Years	Options Exercisable
	1,156,191	$ 0.30-$2.72	5.3	1,156,191
	30,000	$ 8.15-$10.87	7.0	30,000
	447,334	$10.87-$13.58	7.1	308,499
	68,750	$13.59-$16.30	7.5	55,250
	564,153	$16.30-$19.02	8.0	178,388
	741,442	$21.74-$24.45	9.0	90,234
	37,250	$24.45-$27.17	8.4	12,750
Total	3,045,120			1,831,312

Special CEO Options Grant

The Company granted stock options to its President and Chief Executive Officer (CEO) in October 2003 under an executive securities agreement. The grant included options to purchase 505,050 shares of common stock at fair value and was scheduled to vest over two years. In January 2004, the Company and the CEO amended the special purchase option agreement to increase the number of shares that could be purchased under the options to 612,366 shares. Such amendment did not change the exercise price, contractual term or vesting of the original award. Under this grant, the exercise price must be paid in cash, unless the Company permits otherwise. The options expire on October 20, 2013 and became fully vested after the completion of the Company's IPO. These options were not granted under the Company's 1998 Stock Plan or 2004 Stock Plan. Options to purchase 150,000 shares under this grant were exercised in December 2005 at the time of the Company's secondary stock offering, leaving 462,366 options outstanding under the special CEO grant at September 30, 2007 and 2006.

12. Benefit Plans

The Company maintains defined contribution plans covering all full-time employees of the Company who have 90 days of service (one year of service for 2005 and prior) and are at least 21 years old. An eligible employee may elect to make a before-tax contribution of between 1% and 100% (15% for 2005 and prior) of his or her compensation through payroll deductions, not to exceed the annual limit set by law ($15,500 for 2007). The Company currently matches the first 50% of participant contributions limited to 6% of a participant's gross compensation (maximum Company match is 3%). All Company contributions are subject to management's discretion. The expense for this plan was $4,485 in 2007, $4,579 in 2006 and $3,387 in 2005.

The Company also contributes to an external pension fund for certain of its employees who belong to a local union. Annual contributions were $116, $82, and $74 in 2007, 2006, and 2005, respectively.

13. Income Taxes

The income tax provision consists of the following:

	Fiscal year		
	2007	2006	2005
Current:			
Federal	$ 9,038	$24,488	$15,025
Foreign	2,480	2,510	2,335
State	3,833	6,035	3,720
	15,351	33,033	21,080
Deferred:			
Federal	1,348	(1,212)	730
Foreign	(21)	39	19
State	417	(331)	147
	1,744	(1,504)	896
	$17,095	$31,529	$21,976

The following table shows the principal reasons for the difference between the effective income tax rate and the statutory federal income tax rate:

	Fiscal Year		
	2007	2006	2005
Federal income taxes at statutory rate	35.00%	35.00%	35.00%
State income taxes, net of federal benefit	6.09	4.59	4.60
Foreign income tax rate differential	0.21	0.13	0.14
Non-deductible meals and entertainment	1.16	0.36	0.33
Income tax reserves	(0.71)	(1.15)	—
Other	(1.41)	0.07	(0.04)
Total	40.34%	39.00%	40.03%

The components of the Company's deferred taxes are as follows:

	September 30, 2007	September 30, 2006
Deferred tax liabilities:		
Excess tax over book depreciation and amortization	$37,896	$21,737
Foreign currency translation adjustment	3,472	—
Other	—	251
	41,368	21,988
Deferred tax assets:		
Deferred compensation	4,877	3,152
Allowance for doubtful accounts	3,951	2,459
Accrued vacation & other	2,457	1,341
Foreign tax credit carryover	51	94
Inventory valuation	6,738	6,823
	18,074	13,869
Net deferred income tax liabilities	$23,294	$ 8,119

The Company made tax payments of $20,986 in 2007, $19,296 in 2006, and $19,843 in 2005. In 2007, 2006, and 2005, the Company had reductions in income taxes payable of $2,286, $6,566 and $2,060, respectively, as a result of stock option exercises.

The Company has operations in 34 U.S. states and three provinces in Canada and is subject to tax audits in each of these jurisdictions and federally in both the United States and Canada. These audits may involve complex issues, which may require an extended period of time to resolve. The Company has provided for its estimate of taxes payable in the accompanying financial statements. Additional taxes are reasonably possible, however the amounts cannot be estimated at this time.

14. Related-Party Transactions

As mentioned in Note 10, the Company leases three buildings from its former Chairman and current director for an aggregate of approximately $0.6 million in 2007 and 2006 and $0.5 million in 2005.

15. Contingencies

The Company is subject to loss contingencies pursuant to various federal, state and local environmental laws and regulations; however, the Company is not aware of any reasonably possible losses that would have a material impact on its results of operations, financial position, or liquidity. Potential loss contingencies include possible obligations to remove or mitigate the effects on the environment of the placement, storage, disposal or release of certain chemical or other substances by the Company or by other parties. In connection with its acquisitions, the Company has been indemnified for any and all known environmental liabilities as of the respective dates of acquisition. Historically, environmental liabilities have not had a material impact on the Company's results of operations, financial position or liquidity.

The Company is subject to litigation from time to time in the ordinary course of business, however the Company does not expect the results, if any, to have a material adverse impact on its results of operations, financial position or liquidity.

16. Geographic and Product Data

In accordance with the enterprise-wide disclosure requirements of SFAS No. 131, the Company's geographic and product information is as follows:

	Year Ended								
	September 30, 2007			September 30, 2006			September 24, 2005		
	Net Revenues	Income before taxes	Property and Equipment, net	Net Revenues	Income before taxes	Property and Equipment, net	Net Revenues	Income before taxes	Property and Equipment, net
U.S.	$1,539,617	$35,152	$62,303	$1,397,155	$73,779	$52,767	$762,640	$48,204	$25,674
Canada	106,168	7,222	7,450	103,482	7,061	6,524	88,288	6,689	6,093
Total	$1,645,785	$42,374	$69,753	$1,500,637	$80,840	$59,291	$850,928	$54,893	$31,767

Net revenues to external customers by product group:

	Year Ended		
	September 30, 2007	September 30, 2006	September 24, 2005
Residential roofing products	$ 699,278	$ 731,704	$346,293
Non-residential roofing products	591,905	448,042	305,604
Complementary building products	354,602	320,891	199,031
Total	$1,645,785	$1,500,637	$850,928

17. Allowance for Doubtful Accounts

The activity in the allowance for doubtful accounts consisted of the following:

Fiscal Year	Balance at beginning of year	Provision Additions	Write-offs	Balance at end of year
September 30, 2007	$5,020	$7,916	$(4,966)	$7,970
September 30, 2006	$4,104	$4,656	$(3,740)	$5,020
September 24, 2005	$2,958	$3,331	$(2,185)	$4,104

18. Financial Derivatives

The Company uses derivative financial instruments for hedging and non-trading purposes to manage its exposure to changes in interest rates. Use of derivative financial instruments in hedging programs subjects the Company to certain risks, such as market and credit risks. Market risk represents the possibility that the value of the derivative instrument will change. In a hedging relationship, the change in the value of the derivative is offset to a great extent by the change in the value of the underlying hedged item. Credit risk related to derivatives represents the possibility that the counterparty will not fulfill the terms of the contract. The notional, or contractual, amount of the Company's derivative financial instruments is used to measure interest to be paid or received and does not represent the Company's exposure due to credit risk. The Company's current derivative instruments are with counterparties rated very highly by nationally recognized credit rating agencies.

The Company utilizes interest rate derivative instruments to manage the risk of interest rate changes by converting a portion of its variable-rate borrowings into fixed-rate borrowings. There were interest rate derivative instruments outstanding in a total notional amount of $300 million at September 30, 2007, which consisted of: a) interest rate swaps totaling $200 million, expiring in April 2010, with a fixed rate of 4.97%; b) a $50 million interest rate collar expiring in April 2010 with a floor rate of 3.99% and a a cap rate of 5.75%; and c) a $50 million interest rate collar expiring in April 2010 with a floor rate of 3.75% and a cap rate of 6.00%. The combined fair value of the agreements resulted in a recorded liability of approximately $2.1 million at September 30, 2007, which was determined based on current interest rates and expected future trends. The Company entered into these instruments during the second quarter of 2007 and cancelled the prior interest rate derivative instruments that had notional amounts totaling $150 million. The current derivative instruments are designated as cash flow hedges, for which the Company records the effective portions of changes in their fair value, net of tax, in other comprehensive income. Any ineffective portion of the hedges is recognized in earnings, of which there has been none to date. The prior derivative instruments were not designated as hedges and therefore changes in their fair values were recorded in interest expense.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

1. Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of September 30, 2007. Based on this evaluation, our chief executive officer and chief financial officer concluded that, as of September 30, 2007, our disclosure controls and procedures were (1) designed to ensure that material information relating to Beacon Roofing Supply, Inc., including its consolidated subsidiaries, is made known to our chief executive officer and chief financial officer by others within those entities, particularly during the period in which this report was being prepared and (2) effective, in that they provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

2. Internal Control over Financial Reporting

(a) Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the company's principal executive and principal financial officers, and effected by the company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Our internal control system was designed to provide reasonable assurance to our management and Board of Directors regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations which may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our assessment of and conclusion on the effectiveness of our internal control over financial reporting did not include the internal controls of North Coast Commercial Roofing Systems, Inc., which were acquired in 2007 and included in our 2007 consolidated financial statements. This acquired company constituted 18.4% and 36.1% of total and net assets, respectively, as of September 30, 2007, and 9.3% and 4.7% of revenues and net income, respectively, for the year then ended.

Our management assessed the effectiveness of our internal controls over financial reporting as of September 30, 2007. In making this assessment, we used the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, we believe that, as of September 30, 2007, our internal control over financial reporting is effective based on those criteria.

Our Independent Registered Public Accounting Firm has issued a report on the Company's internal control over financial reporting. This report appears below.

(b) Attestation Report of the Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Beacon Roofing Supply, Inc.

We have audited Beacon Roofing Supply, Inc.'s internal control over financial reporting as of September 30, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Beacon Roofing Supply, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject

to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management's Annual Report on Internal Control over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of North Coast Commercial Roofing Systems, Inc., which were acquired in 2007 and included in the 2007 consolidated financial statements of Beacon Roof Supply, Inc. and constituted 18.4% and 36.1% of total and net assets, respectively, as of September 30, 2007 and 9.3% and 4.7% of revenues and net income, respectively, for the year then ended. Our audit of internal control over financial reporting of Beacon Roofing Supply, Inc. also did not include an evaluation of the internal control over financial reporting of North Coast Commercial Roofing Systems, Inc.

In our opinion, Beacon Roofing Supply, Inc. maintained, in all material respects, effective internal control over financial reporting as of September 30, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Beacon Roofing Supply, Inc. as of September 30, 2007 and September 30, 2006 and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the three years in the period ended September 30, 2007 and our report dated November 27, 2007 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Boston, Massachusetts
November 27, 2007

(c) Changes in Internal Control Over Financial Reporting

No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934) occurred during the fiscal quarter ended September 30, 2007 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Our by-laws were amended and restated on November 27, 2007, as filed as Exhibit 3.2 to this Form 10-K, to allow for the issuance of uncertificated shares of stock.

PART III

This part of our Form 10-K, which includes Items 10 through 14, is omitted because we will file definitive proxy material pursuant to Regulation 14A not more than 120 days after the close of our year-end, which proxy material will include the information required by Items 10 through 14 and is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) (1) Financial Statements

The following financial statements of our Company and Report of the Independent Registered Public Accounting Firm are included in Part II, Item 8 of this Report:

- Report of Independent Registered Public Accounting Firm
- Consolidated Balance Sheets as of September 30, 2007 and September 30, 2006
- Consolidated Statements of Operations for the years ended September 30, 2007, September 30, 2006, and September 24, 2005
- Consolidated Statements of Stockholders' Equity for the years ended September 30, 2007, September 30, 2006, and September 24, 2005.
- Consolidated Statements of Cash Flows for the years ended September 30, 2007, September 30, 2006, and September 24, 2005
- Notes to Consolidated Financial Statements

(2) Financial Statement Schedules

Financial statement schedules have been omitted because they are either not applicable or the required information has been disclosed in the financial statements or notes thereto.

(3) Exhibits

Exhibits are set forth on the attached exhibit index.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BEACON ROOFING SUPPLY, INC.
(REGISTRANT)

By: /s/ DAVID R. GRACE
David R. Grace
Chief Financial and Accounting Officer

Date: November 28, 2007

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE
/s/ ROBERT R. BUCK Robert R. Buck	Chairman and Chief Executive Officer	November 28, 2007
/s/ DAVID R. GRACE David R. Grace	Senior Vice President, Chief Financial Officer and Chief Accounting Officer	November 28, 2007
/s/ ANDREW R. LOGIE Andrew R. Logie	Director	November 28, 2007
/s/ H. ARTHUR BELLOWS, JR. H. Arthur Bellows, Jr.	Director	November 28, 2007
/s/ JAMES J. GAFFNEY James J. Gaffney	Director	November 28, 2007
/s/ PETER M. GOTSCH Peter M. Gotsch	Director	November 28, 2007
/s/ WILSON B. SEXTON Wilson B. Sexton	Director	November 28, 2007
/s/ STUART A. RANDLE Stuart A. Randle	Director	November 28, 2007

INDEX TO EXHIBITS

EXHIBIT

EXHIBIT NUMBER	
3.1	Second Amended and Restated Certificate of Incorporation of Beacon Roofing Supply, Inc. (incorporated herein by reference to Exhibit 3.1 to Beacon Roofing Supply, Inc.'s annual report on Form 10-K for the year ended September 25, 2004)
3.2	Amended and Restated By-Laws of Beacon Roofing Supply, Inc.
4.1	Form of Specimen Common Stock Certificate of Beacon Roofing Supply, Inc. (incorporated herein by reference to Exhibit 4.1 to Beacon Roofing Supply, Inc.'s Registration Statement on S-1 (Registration No. 333-116027))
10.1	Fourth Amended and Restated Credit Agreement, dated as of November 2, 2006, among Beacon Sales Acquisition, Inc., as borrower, Beacon Roofing Supply, Inc., as one of the Guarantors, the Lenders and L/C Issuers party thereto, and General Electric Capital Corporation, as Administrative Agent and Collateral Agent (incorporated by reference to Exhibit 10.1 of Beacon Roofing Supply, Inc.'s current report on Form 8-K filed November 3, 2006).
10.2	Fourth Amended and Restated Loan and Security Agreement, dated as of November 2, 2006, among Beacon Roofing Supply Canada Company, GE Canada Finance Holding Company and the financial institutions party thereto (incorporated by reference to Exhibit 10.2 to Beacon Roofing Supply, Inc's current report on Form 8-K filed November 3, 2006).
10.3	Form of Beacon Roofing Supply, Inc. 2004 Stock Plan Stock Option Agreement for all employees, including executive officers who are not directors (incorporated by reference to Exhibit 10.3 to Beacon Roofing Supply, Inc.'s annual report on Form 10-K for the year ended September 30, 2006).*
10.4	Form of Beacon Roofing Supply, Inc. 2004 Stock Plan Stock Option Agreement for non-employee directors (incorporated by reference to Exhibit 10.3 of Form 10-Q for the quarter ended March 31, 2006).*
10.5	Form of Beacon Roofing Supply, Inc. 2004 Stock Plan Stock Option Agreement for employee directors (incorporated by reference to Exhibit 10.5 to Beacon Roofing Supply, Inc.'s annual report on Form 10-K for the year ended September 30, 2006).*
10.6	Employment Agreement dated as of October 20, 2003 by and between Robert Buck and Beacon Sales Acquisition, Inc. d/b/a Beacon Sales Company (incorporated herein by reference to Exhibit 10.2 to Beacon Roofing Supply, Inc.'s Registration Statement on Form S-1 (Registration No. 333-116027)*
10.7	Amendment to Employment Agreement dated as of May 19, 2004 by and between Robert Buck and Beacon Sales Acquisition, Inc. d/b/a Beacon Sales Company (incorporated herein by reference to Exhibit 10.3 to Beacon Roofing Supply, Inc.'s Registration Statement on Form S-1 (Registration No. 333-116027)*
10.8	Amendment dated February 15, 2006 to the Employment Agreement between Robert R. Buck and Beacon Sales Acquisition, Inc. (incorporated herein by reference to Exhibit 10.1 to Beacon Roofing Supply Inc.'s current report on Form 8-K filed February 21, 2006)*

EXHIBIT NUMBER	
10.9	Amendment to Employment Agreement dated October 25, 2007 by and between Robert Buck and Beacon Sales Acquisition, Inc. d/b/a Beacon Sales Company (incorporated herein by reference to Exhibit 10.1 to Beacon Roofing Supply, Inc.'s current report on Form 8-K filed on October 26, 2007).*
10.10	Chief Executive Securities Agreement dated as of August 21, 1997 by and between Beacon Roofing Supply, Inc. (formerly known as Beacon Holding Corporation), Andrew Logie and Code, Hennessy & Simmons III, L.P. (incorporated herein by reference to Exhibit 10.4 to Beacon Roofing Supply, Inc.'s Registration Statement on Form S-1 (Registration No. 333-116027)
10.11	Executive Securities Agreement dated as of October 20, 2003 by and between Beacon Roofing Supply, Inc., Robert Buck and Code, Hennessy & Simmons III, L.P. (incorporated herein by reference to Exhibit 10.5 to Beacon Roofing Supply, Inc.'s Registration Statement on Form S-1 (Registration No. 333-116027)
10.12	Amendment to Executive Securities Agreement dated as of January 28, 2004 by and between Beacon Roofing Supply, Inc., Robert Buck and Code, Hennessy & Simmons III, L.P. (incorporated herein by reference to Exhibit 10.6 to Beacon Roofing Supply, Inc.'s Registration Statement on Form S-1 (Registration No. 333-116027)
10.13	1998 Stock Plan (incorporated herein by reference to Exhibit 4.1 to Beacon Roofing Supply, Inc.'s Registration Statement on Form S-8 (Registration No. 333-119747))*
10.14	2004 Stock Plan (incorporated herein by reference to Exhibit 4.2 to Beacon Roofing Supply, Inc.'s Registration Statement on Form S-8 (Registration No. 333-119747))*
10.15	Amended and Restated Special Purchase Option Agreement dated January 28, 2004 by and between Beacon Roofing Supply, Inc. and Robert Buck (incorporated herein by reference to Exhibit 10.10 to Beacon Roofing Supply, Inc.'s Registration Statement on Form S-1 (Registration No. 333-116027))*
10.16	Amendment of Chief Executive Securities Agreement, dated as of September 20, 2004 by and among the Company, Andrew R. Logie, and Code, Hennessy & Simmons III, L.P. (incorporated herein by reference to Exhibit 99.1 to Beacon Roofing Supply, Inc.'s current report on Form 8-K filed September 24, 2004)
10.17	Description of Management Cash Bonus Plan (incorporated herein by reference to Exhibit 10.16 to Beacon's Annual Report on Form 10-K for the year ended September 24, 2005)*
21	Subsidiaries of Beacon Roofing Supply, Inc.
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm
31.1	CEO certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	CFO certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	CEO certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	CFO certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Compensatory plan or arrangement.

This page intentionally left blank.

Beacon Roofing Supply, Inc.

Robert R. Buck

H. Arthur Bellows, Jr.

James J. Gaffney

Peter Gotsch

Andrew R. Logie

Stuart A. Randle

Wilson B. Sexton

Robert R. Buck

Paul M. Isabella

David R. Grace

C. Eric Swank

Ross D. Cooper

James I. MacKimm

Patrick Murphy

David Wrabel

Rick C. Welker

John P. Massarelli

Christopher Nelson

John C. Smith, Jr.

Munroe Best

Scott Wade

Robert K. Greer, Jr.

Jean-Guy Plante

Gerard Hill

Timothy C. Hanks

Robert Keen

Kent C. Gardner

David Moorhead

Fred Pratt

Computershare Trust
Company, N.A.
250 Royall Street
Canton, MA 02021

February 7, 2008
11:30 a.m. EST
505 Huntmar Park Drive
Suite 300
Herndon, VA 20170

Ernst & Young LLP
200 Clarendon St.
Boston, MA 02116

Beacon Roofing Supply, Inc.
One Lakeland Park Drive
Peabody, MA 01960
Phone: 978-535-7668

Additional copies of the company's Annual Report on Form 10-K are available from the company at no charge. Requests should be directed to the company's corporate headquarters at the number above.

The shares of Beacon Roofing Supply, Inc. are traded on the Nasdaq Global Select Market under the symbol BECN.

Interested investors may visit the company's web site at www.beaconroofingsupply.com for updated information, including press releases, share trading data and SEC filings.

Beacon's Growing Family of Regional Distributors

END

Beacon Roofing Supply, Inc. One Lakeland Park Drive • Peabody, MA 01960 • Phone: 877-645-7663 • Fax: 978-535-7358 • www.beaconroofingsupply.com